Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of October, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9ºAndar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Public Offer Notice for the Acquisition of Common Shares issued by Companhia Brasileira de Petróleo Ipiranga
2.	Tombstone advertisement published in The New York Times on October 9, 2007
3.	Deutsche Bank Securities Inc. Valuation Report

Item 1

Exhibit I - Draft Public Offer Statement

THE OFFER MADE IN THIS NOTICE IS ADDRESSED TO ALL SHAREHOLDERS OF  COMPANHIA BRASILEIRA DE PETRÓLEO IPIRANGA IN BRAZIL. ADDITIONALLY, SHAREHOLDERS OF COMPANHIA BRASILEIRA DE PETRÓLEO IPIRANGA DOMICILED OUTSIDE BRAZIL MAY PARTAKE IN THE OFFER, SUBJECT TO THE CONDITION THAT SUCH SHAREHOLDERS COMPLY WITH THE LAW AND REGULATIONS OF THE JURISDICTION IN WHICH THEY ARE LOCATED.

PUBLIC OFFER NOTICE FOR THE ACQUISITION OF COMMON SHARES ISSUED BY COMPANHIA BRASILEIRA DE PETRÓLEO IPIRANGA
Publicly-held Company - CVM nº 00286-0
National Register of Legal Entities (CNPJ/MF) enrollment No. 33.069.766/0001-81
ISIN Code BRPTIPACNOR4

FOR AND ON BEHALF OF

ULTRAPAR PARTICIPAÇÕES S.A.

BRADESCO S.A. CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS (the “Intermediary Institution”), a financial institution with headquarters located at Avenida Paulista, 1450, 7º andar, City of São Paulo, State of São Paulo and enrolled with the National Register of Legal Entities (CNPJ) under No. 61.855.045/0001-32, and BANCO BRADESCO BBI S.A. (the “Offer Financial Advisor”), a financial institution with headquarters located at Cidade de Deus, Prédio Novíssimo, 4º andar, Vila Yara, in the City of Osasco, State of São Paulo and enrolled with the National Register of Legal Entities (CNPJ) under No. 06.271.464/0001-19, for and on behalf of ULTRAPAR PARTICIPAÇÕES S.A., a publicly-held company with headquarters located at Avenida Brigadeiro Luiz Antônio, 1343, 9º andar, in the City of São Paulo, State of São Paulo, enrolled with the National Register of Legal Entities (CNPJ) under No. 33.256.439/0001-39 (the “Offerer” or “Ultrapar”), hereby submit to the shareholders of COMPANHIA BRASILEIRA DE PETRÓLEO IPIRANGA (“CBPI”), a publicly-held company with headquarters located at Rua Francisco Eugênio, 329, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the National Register of Legal Entities (CNPJ) under No. 33.069.766/0001-81, this public offering (the “Offer”) to acquire up to the entirety of the common shares issued by CBPI (the “Shares”), under the rules established by the Brazilian Security and Exchange Commission (Comissão de Valores Mobiliários – “CVM”) Instruction No. 361, dated March 5, 2002, (the “CVM Instruction 361/02”) for the purpose of and pursuant to the following conditions:

1.           THE OFFER

1.1.           Legal Basis. The Offer is being made as a result of the disposal of control over CBPI to the Offerer, as established in article 254-A of Law 6,404, dated December 15, 1976, as amended (the “Brazilian Corporate Law”) and by CVM Instruction 361/02. Disposal  of a controlling stake in CBPI was announced

Item 1

Exhibit I - Draft Public Offer Statement

to the market in the relevant facts disclosed on March 19, 2007 and April 18, 2007, which are summarized in Section 5 of this Offer Notice (the "Notice").

1.1.1.                      The Offer complies with the procedures applicable to public offerings to acquire shares due to disposal of control in publicly traded companies as set forth in CVM Instruction 361/02.

1.2.           Format. This Offer will be concluded via an auction (the “Auction”) at the São Paulo Stock Exchange ("BOVESPA"). This Offer is not subject to any requirement for minimum acceptance levels and the Offerer shall purchase all Shares offered during the Auction.

1.3.           Validity. This Offer shall remain in effect for a period of 30 (thirty) days, from the date that this Notice is published, i.e. it shall come into effect on October 9, 2007, and shall expire on November 8, 2007, on which date the Auction shall be held (the "Auction Date"). The Offer period shall not be extended beyond the Auction Date.

1.4.           Shares Encompassed by the Offer. The Offerer hereby agrees to purchase up to the entirety of the 3,013,918 Shares issued by CBPI and currently outstanding on the market, through the Intermediary Institution, which are equivalent to 8.5% of the Shares issued by CBPI.

1.4.1.                      By accepting to sell Shares owned by them pursuant to the terms of this Offer, the shareholders hereby declare that such Shares are free and unencumbered of any burden, right in rem, or any other form of encumbrance that may bar the full and immediate exercise of ownership by the Offerer over such Shares, and that they comply with the trading requirements established in BOVESPA regulations.

1.4.2.                      In the event that CBPI declares dividends and/or interest on own equity during the period between the Auction Date and the date that the Shares offered during the Auction to the Offerer are effectively transferred, the respective payments shall be made pursuant to article 205 of Brazilian Corporate Law to the owner of the Shares on each date that dividends and/or interest on own equity are declared.

1.5.           Offer Price. The Offerer agrees to acquire the Shares for the price of R$ 64.43 per share, corresponding to 80% of the price indirectly paid to the controlling shareholders of Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) for each common share representing the controlling stake in CBPI indirectly held by them, as stated in the Justified Statement of the Purchase Price Calculation Format (the “Offer Price”), restated by the variation in the Reference Rate (Taxa Referencial– “TR”) (365 day basis) calculated on a pro-rated basis from the Closing Date (as defined in item 5.3) up to the Auction financial settlement date.

1.5.1.                      The Offer Price shall be paid in cash, in Brazilian legal currency, on the Auction financial settlement date.

Item 1

Exhibit I - Draft Public Offer Statement

1.6.           Consequences of Accepting the Offer. Upon accepting this offer, each CBPI shareholder agrees to dispose of the ownership over its Shares, including all direct rights inherent to such Shares, pursuant to the terms and conditions set forth herein.

2.           THE AUCTION

2.1.           Auction Date. The Auction shall be held on November 8, 2007, at 1.00P.M. (São Paulo local time), via MEGABOLSA, the BOVESPA trading system.

2.2.           Acceptance Procedures. By 12.00 p.m. (São Paulo local time) on the Auction Date, the Brokers (as defined in Section 3.1 below), representatives of the shareholders wishing to offer their Shares during the Offer shall register the number of Shares held directly on the MEGABOLSA system using the code PTIP3L and which will be sold by the shareholders they are representing during the Auction. Offer acceptance, and the subsequent firm offer to sell the Shares, shall be deemed irrevocable and irreversible from commencement of the Auction, to the extent that Offer acceptance shall create an obligation on the accepter to dispose of its Shares and for which acceptance has been issued, in the form and subject to the terms set forth in this Notice.

2.3.           Third Party Buying Interferences. Any third party shall be entitled to make a competing offer to acquire all or part of the Shares, subject, however, to the following:

(i)A competing offer shall be registered with the CVM pursuant to the terms of CVM Instruction 361/02; and
(ii)The value of the first competing purchase offer shall be at least 5% higher than the last price offered.

2.4.           Brokerage Costs and Commissions. All brokerage costs and commissions relating to the disposal of the Shares shall be borne by the respective selling shareholders. All brokerage costs and commissions related to the purchase of the Shares shall be borne by the Offerer.

2.5.           Broker Representing the Offerer. Bradesco S.A. Corretora de Títulos e Valores Mobiliários (the “Offerer Broker”) shall be the Offerer’s representative during the Auction.

3.           AUCTION REGISTRATION

3.1.           Registration in a Brokerage House. CBPI shareholders wishing to take part in the Auction shall register with the Offerer Broker or any other brokerage company authorized to trade on BOVESPA (each individually referred to as “Broker” and collectively as the “Brokers”) from the date this Notice is published up to 5.00 p.m. on November 7, 2007, the business day immediately preceding the Auction Date (the “Registration Period”). Auction participation shall comply with the requirements established in BOVESPA and Companhia Brasileira de Liquidação e Custódia (“CBLC”) Transaction regulations, as well as the requirements set forth in Section 3.

Item 1

Exhibit I - Draft Public Offer Statement

3.1.1.                      Shareholders not registered with a Broker shall present the Broker with a certifyed copy of each of the following documents in order to carry out their registration, as applicable:

(i)            Individuals. Identity Card, National Taxpayer’s Enrollment Card (CPF) and proof of address. Representatives of estates, minors and those civilly disabled and shareholders represented by an attorney shall also present documentation granting powers of representation and original documents or certified copies of the representative’s Identity Card and National Taxpayer’s Enrollment Card;

(ii)            Legal Entities. By-laws or articles of incorporation, National Register of Legal Entities (CNPJ) card, company documents granting powers of representation and original documents or certified copies of the Identity Card and National Taxpayer’s Enrollment Card of the legal entity’s representative.

4.           SETTLEMENT

4.1.           Financial Settlement. Offer financial settlement shall be carried out on the 3rd business day following the Auction Date (the “Settlement Date”), pursuant to the rules established by the CBLC for gross settlement.

4.2.           Settlement Method.  Auction settlement shall be carried out by the CBLC using the gross settlement method, as defined in Chapter VII of the CBLC Operating Procedures.  CBLC shall not act as an Auction settlement central guarantor counterpart. CBLC shall act as a facilitator of Auction settlement pursuant to this Offer, including (a) the receipt of Offerer funds and Shares from shareholders who have sold their Shares during the Offer, via their custody agents; (b) onlending Offerer funds to shareholders offering their Shares during the Offer and (c) the onlending of the Shares to the Offerer.

4.2.1.                      Subject to the terms of the Intermediation Agreement (as defined in Section 4.3 below), the Offerer’s settlement liabilities established herein shall be directly fulfilled by the Offerer or by an entity from its economic group and, in any case, the Offerer shall remain wholly liable for and shall guarantee compliance with all liabilities attributed to it in relation to the Offer and established herein.

4.3.           Guarantee. Pursuant to the terms of the Intermediation Agreement executed by the Intermediary Institution and the Offerer (“Intermediation Agreement”) and paragraph 4, article 7 of CVM Instruction 361/02, the Intermediary Institution shall guarantee the Offer financial settlement.

5.           ACQUISITION OF THE IPIRANGA GROUP AND CORPORATE RESTRUCTURING

5.1.           Purchase and Sale Agreement. On March 18, 2007, the Offerer entered into an irrevocable and irreversible agreement with the controlling shareholders (the “Ipiranga Controlling Shareholders”) of the

Item 1

Exhibit I - Draft Public Offer Statement

Refinaria de Petróleo Ipiranga S.A. (“RPI”) and Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”), with  Petróleo Brasileiro S.A. (“Petrobras”) and Braskem S.A. (“Braskem”) as intervening parties, to acquire all shares held by the Ipiranga Controlling Shareholders in RPI, DPPI and CBPI (the “Purchase and Sale Agreement”) on its own behalf and as commission agent for and on behalf of Braskem and Petrobras to acquire petrochemical assets, and in Petrobras’ case, certain distribution assets.

5.1.1.                      The Ipiranga Group businesses will be managed by Petrobras, Ultrapar and Braskem. Ultrapar shall hold the fuel and lubricant distribution businesses located in the South and Southeast regions in Brazil (the “South Distribution Assets”), Petrobras shall hold the fuel and lubricant distribution businesses located in the North, Northeast and Mid-West regions in Brazil (the “North Distribution Assets”) and Braskem and Petrobras shall hold the Petrochemical Assets, represented by Ipiranga Química S.A., Ipiranga Petroquímica S.A. (“IPQ”) and the latter’s stake in Copesul – Companhia Petroquímica do Sul (“Copesul”), in a proportion of 60% to Braskem and 40% to Petrobras (the “Petrochemical Assets”). The assets relating to oil refinery operations held by RPI shall be shared equally by Petrobras, Ultrapar and Braskem.

5.2.           Transaction Stages. The transaction is divided into five (05) stages: (i) acquisition of the shares from the Ipiranga Controlling Shareholders by the Offerer; (ii) a mandatory tender offer as a result of disposal of control, for acquisition of common shares issued by RPI, DPPI, CBPI and IPQ (the “Tag Along POAs"); (iii) a public offering to cancel Copesul’s registration as a publicly traded company; (iv) exchange offer by Ultrapar of shares issued by RPI, DPPI and CBPI; and (v) segregation of the South Distribution Assets, North Distribution Assets and Petrochemical Assets, and the consequent transfer of the Petrochemical Assets to Braskem and Petrobras and the North Distribution Assets to Petrobras.

5.3.           Acquisition of shares from the Ipiranga Controlling Shareholders. On April 18, 2007, (the “Closing Date”) Ultrapar acquired shares issued by RPI, DPPI and CBPI from the Ipiranga Controlling Shareholders representing the following company stakes: (i) 66.2% of the common shares issued by RPI, (ii) 11.6% of the preferred shares issued by RPI, (iii) 69.2% of the common shares issued by DPPI, (iv) 10.5% of the preferred shares issued by DPPI, (v) 3.8% of the common shares issued by CBPI, and (vi) less than 0.1% of the preferred shares issued by CBPI. In addition, on April 23, 2007, Ultrapar acquired the common and preferred shares issued by RPI and DPPI and common shares issued by CBPI from one of the Controlling Shareholders, representing less than 0.1% of the shares of the respective class and type. The following table indicates the value per share that was paid to the Ipiranga Controlling Shareholders:

Company	Share	Purchase Price (R$/share)
RPI	Common Restricted	132.85184
	Common Unrestricted	106.28147
	Preferred	38.93000
DPPI	Common Restricted	140.08671
	Common Unrestricted	112.06937
	Preferred	29.57000
CBPI	Common Unrestricted	58.10000
	Preferred	20.55000

Item 1

Exhibit I - Draft Public Offer Statement

5.4.           Ultrapar Corporate Restructuring.  Following conclusion of the Tag Along POAs, Ultrapar shall undertake a corporate restructuring in order to (i) simplify the Ipiranga Group corporate structure, concentrating all of the shareholders in a single company listed on the stock market, allowing for a reduction in costs and increased liquidity and (ii) permit segregation and transfer of the Petrochemical Assets, North Distribution Assets and South Distribution Assets (the “Corporate Restructuring”). Within this context, Ultrapar shall incorporate the shares issued by RPI, DPPI and CBPI (the “Share Exchange Offers”) pursuant to the terms of article 252 of Brazilian Corporate Law. As a result of the Share Incorporations, RPI, DPPI and CBPI shall become wholly-owned subsidiaries of Ultrapar. Shareholders holding preferred and any common shares of RPI, DPPI and CBPI shall receive preferred shares of Ultrapar.

5.5.           Segregation of Assets. Upon conclusion of the Share Exchange Offers, Ultrapar shall (i) reduce RPI's and CBPI’s capital stock in order to transfer the Petrochemical Assets directly to Ultrapar, for future delivery to Braskem and Petrobras, pursuant to the commission agency, and (ii) spin-off CBPI to transfer the North Distribution Assets to a company controlled by Petrobras.

5.6.           CADE. The transaction has been submitted to the Brazilian Anti-trust Authorities (CADE – Administrative Board for Economic Defense) , Secretary for Economic Rights (SDE) and the Economic Oversight Office (SEAE). CADE has issued a writ of prevention  with a series of provisions on management of the assets acquired. The provisions related to the Petrochemical Assets were effectively reviewed on April 25, 2007, in a decision ratified by the CADE Full Session, at which time Braskem entered into an Agreement to Preserve Reversibility of the Transaction (the “APRO”). Such alterations being made, CADE accepted Petrobras’ retention of a minority stake in Copesul after the acquisition. Additionally, on May 16, 2007, another APRO was entered into for the fuel distribution sector. This APRO establishes corporate governance rules encompassing CBPI, in order to maintain distribution sector competition and transaction reversibility relating to the Petrobras Assets.  Please note that these APROs do not affect the conclusion of the Offer.

6.             OFFER PRICE CALCULATION AND VALUATION REPORT

6.1.           Offer Price Calculation. The Offerer is making the Offer at a price equivalent to 80% of the price paid indirectly to the DPPI controlling shareholders per each common share in the controlling stake at CBPI held indirectly by them, pursuant to the Justified Statement of the Purchase Price Calculation Format, for the purposes of article 254-A of Brazilian Corporate Law.

6.1.1                 The price of each of the common shares issued by DPPI and CBPI indicated in the Justified Statement of the Purchase Price Calculation Format and in the Purchase and Sale Agreement was defined following a negotiation by independent and unrelated parties, based on their evaluations and their own convictions of the market value of each of the shares negotiated.  Specifically, the price of the controlling CBPI common shares was established, as mutually agreed by the independent and unrelated parties, by applying a percentage equivalent to 40% of the stake held in CBPI to the total value of DPPI, as expressly established in the Purchase and Sale Agreement. Additional information on the Offer calculation price may be found in the Justified Statement of the Purchase Price Calculation Format

Item 1

Exhibit I - Draft Public Offer Statement

6.2.           Valuation Report. On April 4, 2007, Deutsche Bank Securities Inc. (“Deutsche Bank”) issued a CBPI valuation report (the “Valuation Report”) within the terms required by CVM Instruction 361/02, which contains analyses on CBPI adopting the following methodologies:

(i) Book  Value per Share. The book  value on December 31, 2006, was R$14.68 per Share;

(ii) Weighted Average Price of the Shares. The weighted average price per volume of Shares traded on BOVESPA (a) between March 15, 2006 and March 16, 2007 was R$21.72 and (b) between March 19, 2007 (date that the relevant fact was disclosed) and April 4, 2007 (date of the Valuation Report) was R$52.55; and

(iii) Discounted Cash Flow. The discounted cash flow method resulted in a range of values between R$26.97 and R$29.81 per Share.

6.2.1.      Only the valuations of DPPI, RPI and CBPI had been analysed by the CVM, for the effect of public offerings to acquire shares as a result of  disposal of control in publicly traded companies as set forth in article 254-A of Brazilian Corporate Law.

6.3.           Shares held by Deutsche Bank and related entities. Deutsche Bank, its affiliates and persons related to Deutsche Bank and its affiliates do not hold shares issued by CBPI or the Offerer.

6.3.1.       Deutsche Bank hereby declares that there is no conflict of interest which reduces its independence as required to draw up the Valuation Report.

6.3.2.       Deutsche Bank will receive US$ 3,000,000.00 net of taxes as remuneration for drawing up the Valuation Report.

7.           INFORMATION REGARDING CBPI

7.1.           Headquarters and Business Purpose. CBPI's headquarter  is located at Rua Francisco Eugênio, 329, in the City of Rio de Janeiro, State of Rio de Janeiro, and its purpose comprises, either on its own behalf or through third parties, (i) importing, exporting, storing, processing, selling, transporting and distributing oil products, their derivatives or other related products, including tires, batteries and car accessories, alongside their respective equipment, installation, devices and machines generally related to this business, of either foreign or domestic origin, and is further entitled to provide related services and any subsidiary activities, and (ii) purchase shares, units or stakes in other companies.

Item 1

Exhibit I - Draft Public Offer Statement

7.2.            Composition of Shareholdings. On April 23, 2007, the CBPI shareholdings were as follows:

Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Offerer	1,344,491	3.8	402	0.0	1,344,893	1.3
Persons Linked to the Offerer	31,050,890	87.7	3,311,992	4.7	34,362,882	32.4
Management	7	Less than 0.1	15,000	Less than 0.1	15,007	Less than 0.1
Treasury Shares	0	0.0	0	0.0	0	0.0
Free Float	3,013,918	8.5	67,215,300	95.3	70,229,218	66.3
Total	35,409,306	100.0	70,542,694	100.0	105,952,000	100.0

7.3.           CBPI Selected Financial Indicators. CBPI selected financial indicators are stated in the following table, based on consolidated financial statements:

	12.31.2005	12.31.2006	06.30.2007
Capital Stock Realized (R$ thousand)	580,000	1,025,000	1,030,000
Net Equity (R$ thousand)	1,350,342	1,555,165	1,734,813
Net Revenues (R$ thousand)	19,476,501	22,225,121	11,128,134
Operating Profits (R$ thousand)	411,935	369,515	230,312
Net Profits (R$ thousand)	325,477	323,549	179,648
Total Liabilities (R$ thousand)*	1,425,962	1,467,138	1,342,980
Current Liabilities (R$ thousand)*	960,643	788,670	679,908
Long Term Liabilities (R$ thousand)*	465,316	678,464	663,066
Number of Shares excluding Treasury Shares (thousand)	52,976	105,952	105,952
Earnings per Share (R$)	6.14	3.05	1.70
Book Value per 1,000 shares (R$)	25.49	14.68	16.37
Total Liabilities / Net Equity (%)	106%	94%	77%
Net Profits / Net Equity (%)	24%	21%	10%
Net Profits / Net Revenues (%)	2%	1%	2%
Net Profits / Book Capital Stock (%)	56%	32%	17%
* Refers to the sum of Current Liabilities, Long Term Liabilities and Non-Controlling Shareholders Stake and does not therefore consider Net Equity.

7.3.1.                      Annual and periodic CBPI financial statements are available at www.ipiranga.com.br and www.cvm.gov.br.

7.4.           Historic Share Trading Information. The following tables indicate the trading volumes, quantities and average prices involved in spot market trades on BOVESPA for the Shares (PTIP3) and the preferred shares (PTIP4) issued by CBPI in the last twelve (12) months:

Item 1

Exhibit I - Draft Public Offer Statement

7.4.1.                      Common Shares

Month	Total Volume Traded (R$)	Number of Common Shares Traded	Weighted Average Price (in R$) of Common Shares
July 2007	1,888,372	33,600	R$ 56.20
June 2007	1,141,548	20,600	R$ 55.41
May 2007	455,781	8,300	R$ 54.91
April 2007	3,245,331	61,000	R$ 53.20
March 2007	8,727,134	166,500	R$ 52.42
February 2007	169,922	6,500	R$ 26.14
January 2007	265,963	12,000	R$ 22.16
December 2006	495,524	22,600	R$ 21.93
November 2006	372,094	17,200	R$ 21.63
October 2006	505,272	23,800	R$ 21.23
September 2006	65,155	3,100	R$ 21.02
August 2006	9,380	400	R$ 23.45

7.4.2.                      Preferred Shares

Month	Total Volume Traded (R$)	Number of Preferred Shares Traded	Weighted Average Price (in R$) of Preferred Shares
July 2007	142,776,756	5,558,200	R$ 25.69
June 2007	128,394,723	5,134,800	R$ 25.00
May 2007	148,013,889	5,999,200	R$ 24.67
April 2007	213,033,523	8,446,200	R$ 25.22
March 2007	234,006,646	10,336,500	R$ 22.64
February 2007	80,134,434	3,584,300	R$ 22.36
January 2007	93,793,202	4,895,400	R$ 19.16
December 2006	80,232,637	4,232,700	R$ 18.96
November 2006	78,220,983	4,219,900	R$ 18.54
October 2006	83,419,080	4,466,400	R$ 18.68
September 2006	83,316,522	4,829,800	R$ 17.25
August 2006	114,717,737	6,618,200	R$ 17.33

8.           INFORMATION REGARDING THE OFFERER

8.1.           Headquarter and Business Purpose . The Offerer's headquarter is located at Avenida Brigadeiro Luiz Antônio, 1343, 9º andar, in the City of São Paulo, State of São Paulo, and the Offerer's purpose is the investment of equity capital in commerce, industry, agriculture and service companies, via subscription to or purchase of company shares or units.

Item 1

Exhibit I - Draft Public Offer Statement

8.2.           Sector and Activities. Prior to acquiring the South Distribution Assets, Ultrapar was  in the Liquefied Petroleum Gas (“LPG") distribution sector via Ultragaz Participações Ltda. (“Ultragaz”), in the chemicals production via Oxiteno S.A. Indústria e Comércio (“Oxiteno”), and in the integrated logistics solutions for special bulk cargo via Ultracargo Operações Logísticas e Participações Ltda. (“Ultracargo”). Highlights in its operating areas: with Ultragaz, it is the leading Brazilian LPG distributor, with 24% market share (Source: Sindigás); with Oxiteno, it is the largest South American manufacturer of ethylene oxide and its main derivatives as well as the largest producer of chemical specialties in Brazil; and with Ultracargo it is one of the biggest logistics solution providers for special bulk cargo in Brazil.

8.3.           Information on the Offerer’s Controlling Company. Ultrapar is controlled by Ultra S.A. Participações, which holds 66% of the voting capital and 40% of Ultrapar’s total capital stock.

9.           SUPERVENING LIABILITY

9.1.           Additional Liability. The Offerer hereby agrees to pay the owners of the Shares accepting the Offer any additional amount, if any, between: (i) the price paid to the shareholders for the sale of their Shares, restated by the TR (based on 365 days per year) on a pro-rated basis from the Auction Date up to the date on which payment of such amounts is due (restated according to the alterations in the number of shares resulting from splits, groupings or conversions) and (ii) the Share price that would be due, or may be due, in the event of the following circumstances within a period of one (01) year from the Auction Date, (a) a fact that requires or shall require a mandatory public offering to acquire the Shares or (b) a corporate event that would entitle Shareholders accepting the Offer to withdraw from the company upon payment of a price per share, if they still were CBPI shareholders on the date of such a corporate event, and disagreed with the deliberation approving the implementation of any corporate event that would allow said right to be enforced.

9.1.1.                      CBPI Share Exchange Offer. According to the relevant notice disclosed on March 19, 2007, the Offerer intends to incorporate CBPI shares once the Offer has been concluded. Pursuant to article 252, paragraph 2 of Brazilian Corporate Law, the owners of common shares issued by CBPI disagreeing with this share exchange shall be entitled to withdraw from the company, upon receiving  a price per share that shall be defined within the scope of article 264 of the Brazilian Corporate Law. Shareholders accepting this Offer shall be entitled to receive the difference, if any, between the Offer Price (restated as set forth in item 1.5) and the share price resulting from exercising the right to withdraw from the company. Thus, the Offerer does not foresee paragraph 1, article 10 of CVM Instruction 361/02 being applicable, since the price per share resulting from exercising of the right to withdraw from the company has not yet been disclosed.

10.           ADDITIONAL INFORMATION

10.1.                      Updating the Publicly traded Company Registration. The Offerer hereby declares that to the best of its knowledge and having requested the appropriate confirmation, CBPI registration as a publicly traded company has been maintained up to date pursuant to article 21 of Law No. 6,385/76;

Item 1

Exhibit I - Draft Public Offer Statement

10.2.                      Offerer Representation. The Offerer hereby represents that it is responsible for the truthfullness, quality and quantity of information submitted to the CVM and the market, and for any harm caused to CBPI, its shareholders and third parties, by gross negligence or willful misconduct, resulting from false, inaccurate information or information that has been omitted.

10.3.                      Intermediary Institution Representation. The Intermediary Institution hereby represents that it has taken every precaution and acted diligently to ensure that the information submitted by the Offerer is true, consistent, accurate and sufficient, undertaking liability for any omission in its duty, and that it has verified the quantity and quality of the information supplied to the market during the entire Offer procedure, required for shareholders to take decisions, including occasional and seasonal CBPI information, as well as those contained herein and in the Valuation Report.

10.4.                      Duties of the Financial Advisor. In conjunction with the Intermediary Institution, the Financial Advisor shall help the Offerer in all phases of the Offer, including, but not limited to, issues regarding (i) oversight and control of Offer development, (ii) responses to any questions eventually  raised by CBPI shareholders and (iii) the receipt and processing of shareholder accreditation requests from shareholders wishing to take part in the Auction. Regardless of this Financial Advisor’s duty, the Intermediary Institution shall not exempt itself from any of its legal and regulatory duties in relation to the Offer and its settlement.

10.5.                      Shares held by the Intermediary Institution, the Financial Advisor and affiliated companies. The Intermediary Institution and the Financial Advisor do not hold or manage shares or other securities issued by CBPI. However, the following companies which are direct or indirect subsidiaries of Banco Bradesco S.A., controlling company of the Intermediary Institution and Financial Advisor, hold stakes in CBPI: (i) Banco Alvorada S.A., holding 2,240 preferred shares issued by CBPI and (ii) Bradesco Vida e Previdência S.A. holding 703,702 common shares and 900,000 preferred shares issued by CBPI.

10.6.                      No Undisclosed Relevant Facts or Circumstances. The Intermediary Institution, the Financial Advisor for the Offer and the Offerer hereby declare that they have no knowledge of the existence of any relevant facts or circumstances not disclosed to the public which may have a relevant bearing on CBPI income or CBPI Share prices on the market.

10.7.                      Access to the Valuation Report, the Offer Notice, the Justified Statement of the Purchase Price Calculation Format and List of Shareholders. The Valuation Report, this Notice, the Justified Statement of the Purchase Price Calculation Format and the List of CBPI Shareholders are available to all interested parties (the last document issued only upon identification of the recipient and issuance of a receipt signed by the recipient) at the  addresses listed below. The Valuation Report, this Notice and the Justified Statement of the Purchase Price Calculation Format may also be found at the following Internet pages:

COMPANHIA BRASILEIRA DE PETRÓLEO IPIRANGA
Rua Francisco Eugênio, 329, City of Rio de Janeiro, State of Rio de Janeiro
www.ipiranga.com.br

Item 1

Exhibit I - Draft Public Offer Statement

ULTRAPAR PARTICIPAÇÕES S.A.
Avenida Brigadeiro Luiz Antônio, 1343, 9º andar – City of São Paulo, State of São Paulo
www.ultra.com.br

INTERMEDIARY INSTITUTION
BRADESCO S.A. CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS
Avenida Paulista, 1450, 7º andar, City of São Paulo, State of São Paulo
www.shopinvest.com.br

OFFER FINANCIAL ADVISOR
BANCO BRADESCO BBI S.A.
Avenida Paulista, 1450, 8º andar, City of São Paulo, State of São Paulo
www.shopinvest.com.br/ofertaspublicas

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
Rua Cincinato Braga, 340, 2º andar, Centro – City of São Paulo, State of São Paulo
Rua Sete de Setembro, 111, 2º andar, “Centro de Consultas” – Rio de Janeiro, Rio de Janeiro
www.cvm.gov.br

SAO PAULO STOCK EXCHANGE - BOVESPA
Rua XV de Novembro, 275 – City of São Paulo, State of São Paulo
www.bovespa.com.br

10.8.                      CVM registration. The offer was filed with the CVM in advance for analysis and was registered on October 5, 2007 with number CVM/SRE/OPA/ALI/2007/006. On July 10, 2007, BOVESPA authorized the Auction to be held on its trading system.

GRANTING OF THE REQUEST TO REGISTER THIS OFFER DOES NOT IMPLY THAT CVM GUARANTEES THE TRUTHFULLNESS OF THE INFORMATION PROVIDED NOR DOES IT REPRESENTS A JUDGMENT REGARDING THE QUALITY OF THE COMPANY ISSUING THE OFFER OR THE PRICE OFFERED FOR THE SHARES INVOLVED.

ANBID
This public offer/program was prepared in accordance with the Brazilian Association of Investment Banks – ANBID Self-Regulation Code for Public Offerings of Securities Distribution and Acquisition registered with the 4th Registry of Deeds and Documents of the Judicial District of São Paulo, State of São Paulo under No. 4890254. This public offer/program therefore complies with the minimum standards of information contained in the code and ANBID is in no way liable for the information provided, the quality of the issuer and/or offerer, participating institutions and the securities that are the involved in the public offer/program”.

Item 2

This notice is neither an offer to purchase nor a solicitation of an offer to sell common shares of Companhia Brasileira de Petróleo Ipiranga.The Offer (as defined below) is made solely by the Public Offer Notice (as defined below) being published in Brazil on October 9, 2007. The Offer is not being extended to, nor will tenders be accepted from or on behalf of, holders of shares of capital stock of any company in any jurisdiction in which the extending or acceptance of the Offer would not be in compliance with the laws of that jurisdiction. In any jurisdictions where the laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by Bradesco S.A. Corretora de Títulos e Valores Mobiliários, the Dealer Manager for the Offer, or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash All Outstanding
Shares of Common Stock

of

COMPANHIA BRASILEIRA DE PETRÓLEO IPIRANGA

by

ULTRAPAR PARTICIPAÇÕES S.A.

Ultrapar Participações S.A. (“Ultrapar”), a publicly traded company organized under the laws of the Federative Republic of Brazil, is offering to purchase for cash (the “Offer”) all of the outstanding shares of common stock (the “Shares”) of Companhia Brasileira de Petróleo Ipiranga (“CBPI”), a publicly traded company organized under the laws of the Federative Republic of Brazil, at the price of R$64.43 per share (the “Offer Price”), under the terms and subject to the conditions set forth in the Public Offer Notice for the Acquisition of Common Shares issued by CBPI for and on behalf of Ultrapar Participações S.A. that is being published in Brazil on October 9, 2007  (with any amendments or supplements thereto, the “Public Offer Notice”).

The Offer is open to all holders of common shares of CBPI and will remain open for a period of 30 days from October 9, 2007.  The Offer will be conducted via auction (the “Auction”) on November 8, 2007 (the “Auction Date”), at 1:00P.M.  (São Paulo local time), via MEGABOLSA, the trading system of the São Paulo Stock Exchange (the “BOVESPA”).  The Offer period shall not be extended beyond the Auction Date.  The Auction is not subject to any requirement for minimum acceptance levels and Ultrapar must purchase all Shares offered during the Auction.  Holders of validly tendered Shares will receive their respective Offer Price in cash, in reais, on the financial settlement date for the Auction, which shall be three business days following the Auction Date, expected to be November 13, 2007.

THE OFFER WILL EXPIRE AT 12:00A.M., NEW YORK CITY TIME (1:00P.M. SÃO PAULO LOCAL TIME) ON NOVEMBER 8, 2007, FOR SHAREHOLDERS OF CBPI.

By 12:00 P.M. (São Paulo local time) on the Auction Date, the brokers and representatives of the shareholders that wish to sell Shares in the Offer must register the Shares they hold, which will be sold during the Auction on the MEGABOLSA under the ticker symbols “PTIP3L”.  Offer, acceptance and the subsequent firm offer to sell the Shares will be irrevocable and irreversible as of the commencement of the Auction, to the extent that an offer and acceptance creates an obligation on the part of the shareholder to dispose of his or her Shares and provided that acceptance was duly and validly given in accordance with the Public Offer Notice.

Any third party is entitled to make a competing offer to acquire all or part of the Shares, subject however, to the following: (i) competing offers must be registered with the Comissão de Valores Mobiliários (the “CVM”), pursuant to CVM instruction 361/02 and (ii) the value of the first competing offer must be at least 5% greater than the last price offered by Ultrapar.  All brokerage costs and commissions relating to the disposal of the Shares shall be borne by the respective selling shareholder. All brokerage costs and commissions relating to the purchase of the Shares shall be borne by Ultrapar.  Bradesco S.A. Corretora de Títulos e Valores Mobiliários (the “Dealer Manager”) will be Ultrapar’s representative during the Auction.

CBPI shareholders that wish to take part in the Auction must register with the Dealer Manager or any other brokerage company authorized to trade on the BOVESPA (each individually referred to as a “Broker” and, collectively, as the “Brokers”) between the date that the Public Offer Notice are published and 5:00 P.M. on November 7, 2007, the business day immediately preceding the Auction Date (the “Registration Period”). Participation in the Auction must comply with the requirements established by the BOVESPA and Companhia Brasileira de Liquidação e Custódia (the “CBLC”), the securities clearing house for the BOVESPA, as well as with the requirements set forth in the Public Offer Notice.  To register with a Broker, shareholders must present the Broker with certified copies of the identifying documents set forth in the Public Offer Notice.

In the event that CBPI shareholders accept the Offer but are within one year subjected to a mandatory public offering for their Shares, or to a corporate event from which they validly dissent, Ultrapar has agreed in the Public Offer Notice to pay such holders an additional amount equal to the difference of the price paid to such holders in the Offer (inflation adjusted from the Auction Date to the date of the additional payment) and the share price to be paid in respect of such offering or event. In addition, as part of Ultrapar’s subsequent acquisition of the remaining CBPI Shares and all of its outstanding preferred shares

Item 2

following the completion of the Offer, Brazilian Corporate Law will entitle holders of CBPI’s Shares to withdraw from their shareholdings in connection with such transaction. Holders of Shares are entitled to receive the difference, if any, between the Offer Price (adjusted as above) and the share price resulting from exercising such withdrawal right.

Pursuant to the terms of the Dealer Manager Agreement executed by the Dealer Manager and Ultrapar and to CVM Instruction 361/02, the Dealer Manager will guarantee financial settlement of the Offer.

The Offer is being conducted as part of a multi-stage acquisition and restructuring (the “Transaction”) of the Ipiranga Group, a large Brazilian fuel distributor, petrochemicals producer and oil refinery, of which CBPI, Refinaria de Petróleo Ipiranga S.A. (“RIPI”) and Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) form the substantial part, by Ultrapar, Petróleo Brasileiro S.A. (“Petrobras”) and Braskem S.A. (“Braskem”).  Pursuant to several Transaction agreements, the Ipiranga Group’s businesses will be split up and managed by Petrobras, Braskem and Ultrapar.  The Transaction consists of five stages: (i) Ultrapar’s acquisition of shares of RIPI, DPPI and CBPI from controlling shareholders of the Ipiranga Group; (ii) mandatory tender offers, of which the Offer is part, for the common shares of RIPI, DPPI, CBPI and IPQ; (iii) a public offering to delist Copesul’s shares from the BOVESPA; (iv) exchange offers of Ultrapar’s preferred shares for the remaining outstanding common and preferred shares of RIPI, DPPI and CBPI; and (v) the split-up of the Ipiranga Group’s Assets among Ultrapar, Braskem and Petrobras.

On April 4, 2007, in accordance with CVM Instruction 361/02, Deutsche Bank Securities Inc. (“Deutsche Bank”) issued a valuation report (the “Valuation Report”), with respect to RIPI, DPPI, CBPI and Ultrapar.  The Valuation Report contains analyses of book equity values per share as of December 31, 2006 for CBPI of R$14.68; weighted average prices per share for CBPI of (i) R$21.72, for the period from March 15, 2006 to March 16, 2007 and (ii) R$52.55, for the period from March 19, 2007 (the date that the Transaction was first publicly announced) to April 4, 2007 (the date of the Valuation Report) for CBPI; and, under the discounted cash flow method, price per share ranges of R$26.97 to R$29.81.  Deutsche Bank and its affiliates do not hold shares issued by CBPI or Ultrapar.  Deutsche Bank disclaims any conflict of interest that would decrease its independence as required to impartially produce the Valuation Report.  The Valuation Report was revised to incorporate changes requested by the CVM, which are described in the following documents: (i) OFICIO/CVM/SRE/GER-1/Nº 1017/2007, (ii) OFICIO/CVM/SRE/GER-1/Nº 1018/2007, (iii) OFICIO/CVM/SRE/GER-1/Nº 1019/2007, (iv) OFICIO/CVM/SRE/GER-1/Nº 1427/2007, (v) OFICIO/CVM/SRE/GER-1/Nº 1428/2007, (vi) OFICIO/CVM/SRE/GER-1/Nº 1429/2007 and (vii) OFICIO/CVM/SRE/GER-1/Nº 1703/2007.  For the purposes of the Offer, the CVM has indicated that its review was limited to an analysis of the valuations of RIPI, DPPI and CBPI presented in the Valuation Report pursuant to article 254-A of Brazilian Corporate Law.  Deutsche Bank will receive US$3,000,000.00 net of taxes for delivering the Valuation Report.

On July 10, 2007, the BOVESPA approved the terms of the Offer.  The Offer was previously filed with the CVM for its review and approval and on October 5, 2007 was registered under the number, CVM/SRE/OPA/ALI/2007/006.

In conjunction with the Dealer Manager, Banco Bradesco BBI S.A. (the “Financial Advisor”) will help Ultrapar through all phases of the Offer to (i) oversee and control the progress of the Offer, (ii) respond to any questions raised by CBPI shareholders and (iii) receive and process certification requests from shareholders that wish to participate in the Auction.

Annual and periodic financial statements and operating information regarding CBPI and Ultrapar are available at each company’s respective website, listed below, as well as at www.cvm.gov.br, and, in the case of Ultrapar, at www.sec.gov.  Additional information regarding the Transaction, such as the Transaction agreements, the Valuation Report and the Public Offer Notice, are available at www.ultra.com.br, www.cvm.gov.br and www.sec.gov.

The Public Offer Notice contains important information and should be read in its entirety before making any decision with respect to the Offer.

Questions or requests for assistance or copies of the Public Offer Notice may be directed to Ultrapar at its address and telephone number below.  Holders of CBPI common shares may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

COMPANHIA BRASILEIRA DE PETRÓLEO IPIRANGA
Rua Francisco Eugênio, 329 – Rio de Janeiro, Rio de Janeiro
www.ipiranga.com.br

ULTRAPAR PARTICIPAÇÕES S.A.
Avenida Brigadeiro Luiz Antônio, 1343, 9º andar - São Paulo, São Paulo
Telephone:  55-11-3177-7014
www.ultra.com.br

Item 2

The Dealer Manager for the Offer is:

BRADESCO S.A. CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS
Avenida Paulista, 1450, 7º andar - São Paulo, São Paulo
www.shopinvest.com.br

The Financial Advisor for the Offer is:

BANCO BRADESCO BBI S.A.
Avenida Paulista, 1450, 8º andar - São Paulo, São Paulo
www.shopinvest.com.br

October 9, 2007

Item 3

Strictly private and confidential

Valuation Report to Ultrapar Participações

Ultrapar Participações S.A., Refinaria Petroleo Ipiranga S.A., Distribuidora de Produtos de Petroleo Ipiranga S.A., Companhia Brasileira de Petroleo Ipiranga

April 4, 2007

A Passion to Perform.

Disclaimer

■
These materials may only be used by Ultrapar Participações S.A. (“Ultrapar”) for the purposes defined in the engagement letter signed with Deutsche Bank Securities Inc. (“Deutsche Bank”). Neither Deutsche Bank nor any of its affiliates or any of its or their officers, directors, employees, affiliates, advisors, agents or representatives (collectively, “Deutsche Bank Representatives”) makes any express or implied representation or warranty as to the accuracy or completeness of any of the materials set forth herein or provides advice relating to tax, accounting, legal, antitrust, or other regulatory matters. Nothing contained in the accompanying materials is, or shall be relied upon as, a promise or representation as to the past or the future

■
In connection with Deutsche Bank’s role of “conducting a valuation analysis / preparing a valuation report” for Ultrapar, and in preparing its report as to the respective valuations of Companhia Brasileira de Petróleo Ipiranga (“CBPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Refinaria de Petróleo Ipiranga S.A. (“RIPI”) (collectively, “Ipiranga”, or the “Ipiranga Group”) and Ultrapar, Deutsche Bank has reviewed certain publicly available financial and other information concerning Ultrapar and the Ipiranga Group and certain internal analyses and other information furnished to it by Ultrapar and the Ipiranga Group. Deutsche Bank has also held discussions with members of the senior managements of Ultrapar and the Ipiranga Group, and with respect to certain assets, the senior management of Braskem, regarding the businesses and prospects of their respective companies and the operations of the combined company following the transactions described herein. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for Ultrapar’s and the Ipiranga Group’s stock, (ii) compared certain financial and stock market information for Ultrapar and the Ipiranga Group with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the agreements governing the transaction, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate

i

Disclaimer (continued)

■
Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Ultrapar or the Ipiranga Group, including, without limitation, any financial information, forecasts or projections considered in connection with the preparation of its report as to the respective valuations of Ultrapar and the Ipiranga Group. Accordingly, for purposes of its report, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of Ultrapar or the Ipiranga Group. However, Deutsche Bank considers consistent the information used in this Report

■
It should be understood that any valuations, financial and other forecasts and/or estimates or projections and other assumptions contained in the accompanying materials (including, without limitation, regarding financial and operating performance), were prepared or derived from information (whether oral or in writing) supplied solely by the respective managements of Ultrapar, the Ipiranga Group and Braskem or derived from other public sources, without any independent verification by Deutsche Bank, and involve numerous and significant subjective determinations and assumptions by Ultrapar and the Ipiranga Group, which may not be correct. As a result, it is expected that there will be a difference between actual and estimated or projected results, and actual results may vary materially from those shown herein. In addition, with respect to any such information made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Ultrapar and the Ipiranga Group as to the matters covered thereby. The Report observes the requirements imposed by Brazilian Securities Regulation, in particular Rule #361/02 of the Brazilian Securities Commission ("CVM")

■
Accordingly, in preparing its report as to the respective valuations of Ultrapar and the Ipiranga Group, neither Deutsche Bank nor any of the Deutsche Bank Representatives make any express or implied representation or warranty, or express any view, as to the accuracy, reasonableness, completeness or achievability of any such financial and other forecasts and/or estimates or projections, or as to the determinations or assumptions on which they are based.  Deutsche Bank’s report is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof

ii

Disclaimer (continued)

■
Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Ultrapar or the Ipiranga Group is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Ultrapar or the Ipiranga Group or materially reduce the contemplated benefits of the transaction to Ultrapar

■
This Report was based on the information available until today, and the views expressed are subject to change based upon a number of factors, including market conditions and Ultrapar’s and the Ipiranga Group’s business and prospects. Deutsche Bank does not undertake any obligation to update or otherwise revise these materials after the date hereof

■
This Report and its conclusions are not recommendations by Deutsche Bank as to whether Ipiranga shareholders should tender their shares in the mandatory tender offer, or to Ultrapar or Ipiranga shareholders as to the fairness to such shareholders, from a financial point of view, of the exchange ratio in the incorporation of RIPI, CBPI, DPPI shares in Ultrapar. Each shareholder must reach its own conclusions about the advisability of accepting the offer presented by Ultrapar and the incorporation of the shares of CBPI, DBPI and RIPI by Ultrapar

■
This valuation report incorporates the changes requested by the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários – CVM) detailed in the following documents: (i) OFICIO/CVM/SRE/GER-1/Nº 1017/2007, (ii) OFICIO/CVM/SRE/GER-1/Nº 1018/2007, (iii) OFICIO/CVM/SRE/GER-1/Nº 1019/2007, (iv) OFICIO/CVM/SRE/GER-1/Nº 1427/2007, (v) OFICIO/CVM/SRE/GER-1/Nº 1428/2007, (vi) OFICIO/CVM/SRE/GER-1/Nº 1429/2007 and (vii) OFICIO/CVM/SRE/GER-1/Nº 1703/2007. This revised book does not present a different assessment of value than the one presented by Deutsche Bank on the Valuation Report dated July 4th, 2007

iii

Contents

Section
1	Executive summary		1
2	Valuation summary		9
	A	Ultrapar	10
	B	RIPI	13
	C	DPPI	16
	D	CBPI	19
3	Economic value of assets		22
	A	Ultrapar	26
	B	Ultrapar prior to the share merger	37
	C	Fuel distribution – CBPI	39
	D	Fuel distribution – DPPI	45
	E	Copesul	50
	F	IPQ	55
	G	Valuation of other assets based on multiples	60
4	Final considerations		62
5	Glossary		64

Appendix
I	Share price evolution		68
II	Comparable multiples		74
III	Overview of the industries in which the assessed companies operate		78
IV	Calculation backup		82
V	Other relevant information		91

Executive summary	Section 1

Section 1

Executive summary

1

Executive summary	Section 1

Initial considerations

■	This appraisal report (“Report” or “Valuation Report”) was prepared by Deutsche Bank as requested by Ultrapar

■
The Report observes the requirements imposed by Brazilian Securities Regulation, in particular Rule #361/02 of the Brazilian Securities Commission (“CVM”). Ultrapar requested this Report to be used in connection with (i) the mandatory tender offers related to the acquisition by Ultrapar of the control of Ipiranga Group, and (ii) the incorporation of CBPI, DPPI and RIPI shares in Ultrapar

■	The ranges for the respective valuations of Ultrapar, CBPI, DPPI and RIPI are limited to 10% due to a requirement imposed by Rule #361/02 of the CVM

2

Executive summary	Section 1

Scope of Deutsche Bank’s analysis

The objective of this Valuation Report is to present economic valuations of both Ultrapar and Ipiranga Group in accordance with the criteria defined as mandatory by the CVM

Under the CVM Rule #361/02, Deutsche Bank has conducted an analysis using the following methodologies and assumptions:

■	Economic value based on discounted cash flow (“DCF”) analysis for the main operating companies and comparable multiples for some smaller operating subsidiaries
–	Based on publicly available information and discussions with management of Ultrapar and Ipiranga

■	Market value based on average share prices weighted by traded volume
–	Average share price weighted by traded volume during the last twelve months ended March 16, 2007 (last trading day pre-announcement)

■	Book value of the shares
–	Based on Ultrapar and Ipiranga’s audited financial statements as of December 31,2006

Among the different valuation methodologies presented in this Valuation Report, Deutsche Bank believes that economic value based on DCF and comparable multiples is the most applicable methodology for valuing Ultrapar and Ipiranga

Economic value - methodologies for different business lines
Discounted cash flow	Codename	WACC	Public company comparables	Codename
Companhia Brasileira de Petróleo Ipiranga	CBPI	12.2%	Ipiranga Química S.A.	IQ
Distribuidora de Prod. de Petróleo Ipiranga	DPPI	12.3%	Empresa Carioca de Prod. Químicos S.A.	EMCA
Copesul Central Química	Copesul	11.2%	Ipiranga Asfaltos	IASA
Ipiranga Petroquímica S.A.	IPQ	11.8%	AM/PM Comestíveis	AM/PM
Ultrapar Participações	Ultrapar	10.6%	Isa-Sul Administração e Part. Ltda	Isa-sul
			Refinaria Petróleo Ipiranga S.A.	Refinery

3

Executive summary	Section 1

Valuation range - price per share

Ultrapar (R$ per share)

Economic value (a)
64.48
71.26
Market value - ON shares (b)
Ultrapar ON's are not liquid
Market value - PN shares (b)
43.08
Book value (c)
23.86
0
20
40
60
80

Source: Factset and public companies' information

RIPI (R$ per share)

Economic value (a)
51.63
57.06
Market value - ON shares (b)
45.81
Market value - PN shares (b)
32.75
Book value (c)
19.50
0
20
40
60
80

Source: Factset and public companies' information

DPPI (R$ per share)

Economic value (a)
41.11
45.44
Market value - ON shares (b)
41.69
Market value - PN shares (b)
24.99
Book value (c)
25.13
0
10
20
30
40
50
60

Source: Factset and public companies' information

CBPI (R$ per share)

Economic value (a)
26.97
29.81
Market value - ON shares (b)
21.72
Market value - PN shares (b)
18.32
Book value (c)
14.68
0
10
20
30
40
50
60

Source: Factset and public companies' information

Notes:

(a) Based on discounted cash flow analysis (DCF) and comparable multiples
(b) Market value based on weighted average shares for the 12 months prior to date of announcement (c) Book value based on latest public company filing dated
12/31/2006

4

Executive summary	Section 1

Conducting the economic valuation

The three main economic valuation methodologies used were: Discounted Cash Flow (“DCF”), comparable public companies’ multiples and comparable precedent transaction multiples

	Discounted Cash Flow - DCF Analysis	Comparable Public Company Analysis	Comparable Precedent Transaction Analysis
Methodology
  Un-levered projections of cash flow to the firm
  Terminal value calculation based on perpetuity growth (Gordon’s growth model) or exit multiple
  Cash flow and terminal value discounted by a discount rate that corresponds to the Company’s Weighted Average Cost of Capital (“WACC”)

  Identification of listed companies that are comparable to the business being assessed
  Calculation of value (TEV or equity) as a multiple of value drivers (sales, Ebitda, earnings, etc.)
  Multiples of value are applied to the corresponding value driver of the Company being assessed

  Identification of transactions involving companies with comparable activities
  Calculation of the implied multiples of value in those transactions
  Multiples of value are applied to the corresponding value driver of the Company being assessed

Potential advantages
  Estimates the intrinsic value of the Company
  Valuation takes into consideration the risk-return profile of the investment, and can be adjusted for the country risk
  Takes into consideration the company’s capital structure
  More flexibility to incorporate expected changes in the business profile such as change in product mix, capacity expansion, etc.
		In efficient markets, it properly reflects the market consensus of value of a given industry Reflects historical performance and industry trends	Reflects the implied value of transactions in a given industry
Potential disadvantages	Subject to different view of the Company’s future generation of cash and risk Uncertainties of longer forecasts
  Difficulty to identify companies that are comparable to the asset being assessed
  Does not reflect differences among the companies such as capital structure, profitability, management, etc
  Results can be affected by adverse situations not linked to valuation (macroeconomic, political, etc.)

  Difficulty to identify companies/ transactions that are comparable
  Characteristics of the transaction might affect valuation such as competitiveness of the sale process, estimated synergies of the potential buyer, defensive play, etc
  It does not reflect the differences among the companies’ potential returns
  Limited public information available

Considerations
  Maximum flexibility to incorporate in the valuation several value drivers such as discount rate (driven by capital structure, country risk, cost of equity), perpetuity growth and expected performance (as opposed to historical performance)

  Limited sample in the local market requires evaluator to expand to different markets (normally with different characteristics)
  Does not incorporate specific nature of the company being assessed
  Based on historical performance, it incorporates market trend
Limited sample
Notes: (1) TEV - Total Enterprise Value = Equity plus Net debt.

5

Executive summary	Section 1

Deutsche Bank credentials

■
Headquartered in Frankfurt am Main, Germany, Deutsche Bank is the largest bank in Germany, and one of the largest financial institutions in Europe and the world, as measured by total assets of € 1,126 billion as of December 31, 2006. As of that date, Deutsche Bank employed 68,849 people on a full-time equivalent basis, operating in 73 countries out of 1,717 facilities worldwide, of which 54 % were in Germany. Deutsche Bank offers a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world (source: Deutsche Bank’s 2006 annual report)

■
Deutsche Bank and its affiliates’ expertise in assessing Brazilian publicly listed companies includes: the advisory to Ashmore Energy International on the acquisition of Prisma Energy International in 2006, and the fairness opinion valuation of Companhia Siderúrgica Belgo Mineira in 2005

■	In addition to that, Deutsche Bank was responsible for the valuation report of Cia. Metalic Nordeste for Companhia Siderúrgica Nacional (“CSN”) in 2002

■
Deutsche Bank or its affiliates also advised La Seda de Barcelona S.A. (“LSB”) on the acquisition of Eastman Chemical Iberica S.A. from Eastman Chemical Company in 2007, advised Linde AG on the sale of equipment business of BOC Edwards to CCMP Capital in 2007, advised Gazprom on the sale of a 10.7% stake to Rosneftegaz, advised ConocoPhillips on the divestment of selected European downstream assets (pending), advised Giant Industries on its sale to Western Refining Inc. and provided a fairness opinion valuation (pending), and is advising Valero on strategic alternatives for the Lima, Ohio refinery, among other assignments

■
Other selected transactions that involved valuation of public companies include: the advisory to Fairchild Semiconductor International in its acquisition of System General Corp, and the advisory to Healthcare REIT in its acquisition of Windrose Medical Properties Trust. Deutsche Bank also acted as advisor to International DisplayWorks Inc. when it was acquired by Flextronics International Ltd. and to US LEC Corp when it merged with Paetec Communications, Inc. All these transactions required a fairness opinion valuation

■	Deutsche Bank and its affiliates have a qualified team of professionals based in New York and São Paulo led by Mr. Ian Reid who was responsible for producing this Report

■
In delivering the Report, Deutsche Bank followed its internal policies applicable to the delivery of valuation reports, including forming an internal valuation committee to review and approve the report

–	The valuation committee is comprised of at least 3 senior bankers from the M&A department that had met at least twice as it is usual on the 2nd and 4th of April

6

Executive summary	Section 1

Additional considerations

■	The date of this Report is April 4, 2007

■	This Report may be solely used in the context of the request made by Ultrapar to Deutsche Bank

■
Research reports prepared by different areas of Deutsche Bank may utilize different assumptions with respect to the future performance of Ultrapar and Ipiranga than those used in the Valuation Report, and thus potentially present significantly different conclusions with respect to valuation. Those different areas at Deutsche Bank are independent to the Corporate Finance and Mergers and Acquisitions department that was responsible for the elaboration of this Report. Those different areas have their own sources of information and a different assessment about what they make available to the public in the form of publications, and there is no communication between the professionals involved in the elaboration of this report and the professionals of those different areas. Deutsche Bank has strict internal policies regarding the segregation of public and private areas at the bank and monitoring the information flow between them in order to guarantee that both areas operate independently

■	In compliance with the resolution CVM #361/02, Deutsche Bank states that as of April 4, 2007:

–	There is no commercial or credit relationship that could impact this Report

–	There is no conflict of interest that compromises the independence necessary to prepare this Report

–
Deutsche Bank and its affiliates held 8,527 non-voting shares of Braskem and 171,000 ADRs of Braskem; 62,175 voting shares of Petrobras, and 500,540 ADRs of Petrobras; Deutsche Bank and its affiliates did not hold, directly or indirectly, any shares of CBPI, DBPI and RIPI, nor did they hold shares or ADRs of Ultrapar, Petrobras or Braskem other than the shares/ADRs mentioned above

–	Deutsche Bank is engaged in sales and trading transactions with Petrobras and Braskem, which includes, but is not limited to, derivatives

–
In May 2006, Deutsche Bank received R$2,673,760.50 net of taxes from Petrobras for the advisory and structuring services rendered in connection with the acquisition of ABB's stake in Termobahia. Deutsche Bank did not receive any other fees from Ultrapar, Braskem or Petrobras in connection with financial advisory, consulting or auditing services, or any other investment banking services over the past 12 months

–	Deutsche Bank will receive US$3,000,000 net of taxes as a fee for the delivery of this Report

Ian Reid - Managing Director

7

Executive summary	Section 1

Additional considerations (continued)

Ian Reid – Managing Director

■
Ian Reid, Managing Director for Corporate Finance and Mergers and Acquisitions for Latin America, was responsible for the preparation of this Valuation Report. Projects relevant in which Mr. Reid has been involved include the merger of Brahma and Antarctica to create Ambev, the unwinding of CSN’s controlling interest in CVRD (advisor to CVRD), acquisition of Bolivian refinery by Petrobras (advisor to Petrobras), the sale of Latasa by Bradesco, Alcoa, and JPMorgan to Rexam (advisor to the sellers), the acquisition of Panamco by Coca Cola FEMSA (advisor to Coca Cola FEMSA), the repurchase by FEMSA of Interbrew’s stake in Femsa Cerveza (advisor to FEMSA)

Jose Securato – Vice President

■
Jose Securato, Vice President for Corporate Finance and Mergers and Acquisitions for Latin America, also participated in the preparation of this Valuation Report. His experience includes, among others, advisory to Ashmore Energy International in its acquisition of Prisma Energy International in 2006 (which included valuation of Elektro), the valuation of Cia. Metalic Nordeste for Companhia Siderúrgica Nacional (“CSN”) in 2002, the sale of 40% of Indura in Chile in 2007, the sale of AGF Chile in 2004, the sale of Ática & Scipione in 2004, the acquisition of TCO/NBT in 2003 and Valuation Reports for the following companies or their businesses: Banco Itaú Argentina, Itausaga Corr. Seguros, Itaupromotora de Vendas, Intrag DTVM, BFB, FIBEMGE, BANERJ, CENF, LAJEADO, ROSAL, and MARTINÓPOLIS between 1998 and 1999

Also participating in the preparation of this Valuation Report:

Steve Guberer – Associate

■
Steve Guberer, Associate for Corporate Finance and Mergers and Acquisitions for Latin America, joined Deutsche Bank one year ago. His experience includes advisory for Fortress Investment Group and Centerbridge Partners in their US$8.9 billion buyout of Penn National Gaming Inc., announced in June 2007. Steve worked at Deloitte & Touche from 2000 until 2004. Steve received his MBA from the University of Chicago and his bachelor’s degree in accounting from Rutgers University

Hunter Kushner – Analyst

■
Hunter Kushner, Analyst for Corporate Finance and Mergers and Acquisitions for Latin America, joined Deutsche Bank in June 2006. Hunter has worked on the IPO of Klabin Segall in addition to other projects. Hunter has worked in the Investment Management Division at JPMorgan and at Moore Capital Management. He received his Bachelor of Arts in Political Science from Yale University

Guilherme Gama – Analyst

■
Guilherme Gama, Analyst for Corporate Finance and Mergers and Acquisitions for Latin America, joined Deutsche Bank in 2005. His experience includes the initial public offering of Klabin Segall, the public offering of 2008 Notes by Sabesp, and the bond issuance of 10-year notes of US$140 million in value as well as the additional perpetual offering by Globo Comunicações. Prior to this, Guilherme was Financial Director and Junior Business Administrator for the Fundação Getulio Vargas, São Paulo, and in the period between 1999 and 2002, he was responsible for operations and technical and logistical assistance for Gran Coffee Com. Loc. Serv., a business in the sector of coffee serving systems

■	Other areas of the bank including the team for Mergers and Acquisitions, the group entitled Energy, Utilities, and Chemicals, and the group entitled Oil & Gas also contributed to this report

8

Valuation summary	Section 2

Section 2

Valuation summary

9

Valuation summary	Section 2

Tab A

Ultrapar

10

Valuation summary	Section 2

Ultrapar Participações S.A.

2006 sales

Ultracargo
5%
Oxiteno
32%
Ultragaz
63%

Source: Public Ultrapar information

Corporate structure

Ultra S.A.
Others
Free float
VC: 66%
TC: 40%
VC: 31%
TC: 22%
VC: 3%
TC: 38%
Ultrapar Participações
VC: 100%
TC: 100%
VC: 100%
TC: 100%
VC: 100%
TC: 100%
Oxiteno
Ultragaz
Ultracargo

Key:

- Major shareholders
- Companies within the Group

Note: VC-Voting Capital, TC-Total Capital

Source: Public Ultrapar information

Company description

Ultrapar is a holding company for 3 separate operating companies: Oxiteno, Ultragaz, and Ultracargo

Major subsidiaries
■	Ultragaz Participações LTDA
-	Ultragaz is the leading distributor of liquefied petroleum gas (LPG) in Brazil, and one of the largest distributors in the world by volume
-	Distributes bottled and bulk LPG to residential, commercial, and industrial clients in Brazil
-	2006 revenue of US$1.4 billion, and volume sold of 1.5 million tons

■	Oxiteno S.A.
-	A second-generation producer of commodity & specialty petrochemicals
-	Oxiteno is the largest producer of ethylene oxide and its main derivatives in Latin America
-	2006 revenue of US$707 million, and volume sold of 544,000 tons

■	Ultracargo Oper. Logísticas e Participações LTDA
-	Provides integrated logistics services for special products
-	2006 revenue of $103 million
-	Storage capacity at 2006 year end of 240 thousand cubic meters.
-	Traveled in 2006 approximately 43 million kilometers
Source: Public Ultrapar information

11

Valuation summary	Section 2

Ultrapar valuation

Prior to the share merger, Ultrapar’s share value ranges from R$64.48 to R$71.26 based on the economic value

Economic value (R$)

Ultrapar TEV (before steps 1 and 2)		5,879
(+) net cash		19
Ultrapar Equity value (before steps 1 and 2)		5,898
(+) assets acquired (a)		497
(-) price paid(b)		(876)
Ultrapar equity value (after steps 1 and 2)		5,520
Total number of shares (million)		81.3
Price per share – R$ per share	64.48	67.87	71.26

	-5%		+5%
Note: Figures in R$ million unless otherwise noted.
(a)  refer to page 38 of the Valuation Report for more details
(b)  Net value to be paid by Ultrapar for steps 1 and 2, net of the value received from
       Dynamo for the sale of certain Ipiranga PN’s shares
Source: Ultrapar information and Deutsche Bank

Weighted average share price LTM to announcement(a)
	ON	PN
Total volume (000’s)	NA	17,108
W.A. share price (R$ per share)	NA	43.08
(a)  From 03/15/2006 to 03/16/2007
Note: Ultrapar’s ON shares have not traded for over 12 months.
Source: FactSet

Book value – Ultrapar
12/31/2006
Shareholder equity – (R$ million)	1,940.7
Total number of shares (million)	81.3
Book value per share (R$ per share)	23.86
Note: Book value based on operating company financials as of 12/31/2006
Source: Company’s filings

Weighted average share price announcement to April 2, 2007(a)
	ON	PN
Total volume (000’s)	NA	2,822
W.A. share price (R$ per share)	NA	56.10
(a)  From 03/16/2007 to 04/02/2007

Source: FactSet

12

Valuation summary	Section 2

Tab B

RIPI

13

Valuation summary	Section 2

Refinaria Petroleo Ipiranga SA – RIPI

Corporate structure

Families
Minorities
VC: 61.64%
TC: 29.91%
VC: 38.36%
TC: 70.09%
RIPI
DPPI
VC: 15.25%
TC: 7.65%
VC: 62.88%
TC: 21.01%
VC: 24.81%
TC: 11.42%
CBPI
VC: 58.53%
TC: 58.53%
IQ
VC: 41.47%
TC: 41.47%
VC: 86.89%
TC: 92.39%
IPQ
VC: 29.46%
TC: 29.46%
Copesul
Key:
Parent company
Companies within the Group
Major shareholders
Note: VC-Voting Capital, TC-Total Capital

Note: Families include Gouvêa, Tellechea, Mello, Bastos, and Ormazabal families

Source: Public RIPI information

Company description

■	RIPI is a holding company for certain Ipiranga investments and operates a refinery

Major subsidiaries
■	Companhia Brasileira de Petroleo Ipiranga (CBPI)
-	A fuels distributor in Brazil, except in Rio Grande do Sul, Roraima and Amapá
-	2006 revenue of US$9.8 billion and volume sold of 12.2 billion cubic meters

■	Distrib. de Produtos de Petroleo Ipiranga (DPPI)
-	A fuels distributor in Southern Brazil
-	2006 revenue of $1.6 billion and volume sold of 1.8 billion cubic meters

■	Ipiranga Química (IQ)
-	A wholesale distributor of chemical products with over 5,000 clients in 50 different markets
-	2006 revenue of US$212.3 million and EBITDA of US$9.5 million
-	Through its ownership in IQ, RIPI indirectly controls Copesul (with Braskem) and IPQ

■	Ipiranga Petroquímica (IPQ)
-	A 2nd generation producer of high-end petrochemicals
-	2006 revenue of US$924.3 million and volume sold of 636,100 tons

■	Copesul
-	A naphtha-based cracker owned by Ipiranga & Braskem
-	2006 revenue of US$2.9 billion and volume of 2.962 million tons
Note: Volume sold refers to total volume; Revenue figures not consolidated
Source: Public RIPI information

Note: Families include Gouvea, Tellechea, Mello, bastos, and Ormazabal families
Source: Public Ipiranga information

14

Valuation summary	Section 2

RIPI valuation

RIPI’s share value ranges from R$51.63 to R$57.06 based on the economic value

Economic value
	100%	Proportionate
(R$ million)	TEV	TEV
IQ SA	3,051	58.53%	1,786
CBPI SA	4,029	11.42%	460
DPPI SA	1,552	7.65%	119
RIPI Opco[1]	9	100.0%	9
RIPI – Total Enterprise Value			2,373
(-) net debt			(765)
RIPI – Equity value			1,609
Total number of shares (million)			29.6
Price per share – R$ per share		51.63	54.35	57.06

		-5%		+5%
Note: Figures in R$ million unless otherwise noted. (1) Based on multiples detailed on pages 61 and 83 Source: RIPI information and Deutsche Bank

Weighted average share price LTM to announcement(a)
	ON	PN
Total volume (000’s)	1,843	5,850
W.A. share price (R$ per share)	45.81	32.75
(a) From 03/15/2006 to 03/16/2007
Source: FactSet

Book value – RIPI SA
12/31/2006
Shareholder equity – (R$ million)	577.3
Total number of shares (million)	29.6
Book value per share (R$ per share)	19.50
Note: Book value based on operating company financials as of 12/31/2006
Source: Company’s filings

Weighted average share price announcement to April 2, 2007(a)
	ON	PN
Total volume (000’s)	528	1,495
W.A. share price (R$ per share)	91.57	44.85
(a) From 03/16/2007 to 04/02/2007
Source: FactSet

15

Valuation summary	Section 2

Tab C

DPPI

16

Valuation summary	Section 2

Distribuidora de Produtos de Petroleo Ipiranga SA – DPPI

Company description

■	DPPI is a distributor of fuels in Southern Brazil

■	The Company delivers fuels to retail gas stations, industrial sites

■	Approximately 65% of volume is sold to retail gas stations

■	In 2006, core volume (gasoline, alcohol, and diesel fuels) was 1.8 billion cubic meters. Total volume (including GNV, lubricants, & others) was marginally higher

■	In 2006, the Company had 2.5% of the Brazilian market by volume sold

Major subsidiaries
■	Isa-Sul Administração e Participações (Isa-Sul)
-	Owns 152 of the gas stations in DPPI’s region
-	2006 revenue of US$8.7 million and EBITDA of US$7.5 million
■	Companhia Brasileira de Petroleo Ipiranga (CBPI)
-	A fuels distributor in Brazil, except in Rio Grande do Sul, Roraima and Amapá
-	2006 revenue of US$9.8 billion and volume sold of 12.2 billion cubic meters
-	Through its ownership in CBPI, DPPI indirectly owns a minority stake in IQ, IPQ, and Copesul
■	Ipiranga Química (IQ)
-	A wholesale distributor of chemical products with over 5,000 clients in 50 different markets
-	2006 revenue of US$212.3 million and EBITDA of US$9.5 million
■	Ipiranga Petroquímica (IPQ)
-	A 2nd generation producer of high-end petrochemicals
-	2006 revenue of US$924.3 million and volume sold of 636,100 tons
■	Copesul
-	A naphtha-based cracker owned by Ipiranga & Braskem
-	2006 revenue of US$2.9 billion and volume of 2.962 million tons
Note: Volumes refer to volumes sold. Revenues are not consolidated
Source: Public DPPI information

Corporate structure

Note: Families include Gouvea, Tellechea, Mello, Bastos, and Ormazabal families
Source: Public Ipiranga information

17

Valuation summary	Section 2

DPPI valuation

DPPI’s share value ranges from R$41.11 to R$45.44 based on the economic value

Economic value
	100%	Proportionate
(R$ million)	TEV	TEV
CBPI	4,029	21.01%	847
DPPI Opco[1]	706	100.00%	706
DIPPI – Total Enterprise Value			1,552
(-) net debt			(168)
DPPI – Equity value			1,385
Total number of shares (million)			32.0
Price per share – R$ per share		41.11	43.28	45.44

		-5%		+5%
Note: Figures in R$ million, except unless otherwise noted (1) Further details on page 83
Source: DPPI information and Deutsche Bank

Weighted average share price LTM to announcement(a)
	ON	PN
Total volume (000’s)	24	2,919
W.A. share price (R$ per share)	41.69	24.99
(a) From 03/15/2006 to 03/16/2007
Source: FactSet

Book value – DPPI SA
12/31/2006
Shareholder equity – (R$ million)	804.0
Total number of shares (million)	32.0
Book value per share (R$ per share)	25.13
Note: Book value based on operating company financials as of 12/31/2006
Source: Company’s filings

Weighted average share price announcement to April 2, 2007(a)
	ON	PN
Total volume (000’s)	61	514
W.A. share price (R$ per share)	96.53	34.69
(a) From 03/16/2007 to 04/02/2007
Source: FactSet

18

Valuation summary	Section 2

Tab D

CBPI

19

Valuation summary	Section 2

Companhia Brasileira de Petroleo Ipiranga – CBPI

Company description

■	The largest company in the Ipiranga Group by revenue, CBPI is a distributor of fuels in Brazil, except in Rio Grande do Sul, Roraima and Amapá
■	The Company delivers fuels to retail gas stations, industrial sites
■	Approximately 65% of volume is sold to retail gas stations
■	In 2006, core volume (gasoline, alcohol, and diesel fuels) was 11.6 billion cubic meters. Total volume (including GNV, lubricants, & others) was 12.2 billion cubic meters
■	In 2006, the Company had 16.9% share of the Brazilian market by volume

Major subsidiaries
■	Empresa Carioca de Produtos Químicos (EMCA)
-	Produces specialty oils with applications in the pharmaceutical, food, cosmetic, and plastics industries
-	2006 revenue of US$42.5 million and EBITDA of US$1.4 million
■	Ipiranga Asfaltos (IASA)
-	Produces asphalt and asphalt additives, and provides pavement services
-	2006 sales of US$114.3 million and EBITDA of US$6.1 million
■	AM/PM Comestíveis
-	A chain of retail convenience stores attached to CBPI gas stations
-	2006 sales of US$8.4 million and EBITDA of US$14.7 million, which includes other operating income
■	Ipiranga Química SA (IQ)
-	A wholesale distributor of chemical products with over 5,000 clients in 50 different markets
-	2006 revenue of US$212.3 million and EBITDA of US$9.5 million
-	Through its ownership in IQ, CBPI, indirectly has a stake in IPQ and Copesul
■	Ipiranga Petroquímica (IPQ)
-	A 2nd generation producer of high-end petrochemicals
-	2006 revenue of US$924.3 million and volume sold of 636,100 tons

■	Copesul
-	A naphtha-based cracker owned by Ipiranga & Braskem
-	2006 revenue of US$2.9 billion and volume of 2.962 million tons
Source: Public CBPI information

Corporate structure

Note: Families include Gouvea, Tellechea, Mello, Bastos, and Ormazabal families

20

Valuation summary	Section 2

CBPI valuation

CBPI’s share value ranges from R$26.97 to R$29.81 based on the economic value

                   Economic value                                          Book value - CBPI
                   --------------                                          -----------------
(R$ million)  100%        Proportionate                                                     12/31/2006
              TEV         TEV                                                               ----------
Copesul       5,635       29.46% 1,660 (1)              Shareholder equity - (R$ million)      1,555.2
IPQ Opco      1,452      100.00% 1,452 (2)              Total number of shares (million)         106.0
100% IPQ SA.                     3,112 (3)=(1)+(2)      Book value per share (R$ per share)       14.68
IPQ SA.       3,112       92.39% 2,875 (4)=(3)x stake
IQ Opco         176      100.00%   176 (5)
100% IQ SA                       3,051 (6)=(4)+(5)
IQ SA         3,051       41.47% 1,265 (7)=(6)x stake
CBPI Opco     2,764      100.00% 2,764 (8)
CBPI - Total Enterprise Value             4,029 (9)=(7)+(8)
(-) net debt                             (1,021)
CBPI - Equity Value                       3,008
Total number of shares (million)          106.0
Price per share - R$ per share     26.97   28.39 29.81
                                    -----------------
                                   -5%               +5%
Note: Figures in R$ million, except unless otherwise noted  Note: Book value based on operating company financials
Source: Ipiranga information and Deutsche Bank                    as of 12/31/2006
                                                            Source: Company's filings

               Weighted average share price                           Weighted average share price
                  LTM to announcement (a)                           announcement to April 2, 2007 (a)
-----------------------------------------------------  ----------------------------------------------------
                                     ON       PN                                            ON       PN
                                   ======= =========                                      ======= =========
Total volume (000's)                  123     62.524   Total volume (000's)                   168     7,946
W.A. share price (R$ per share)     21.72      18.32   W.A. share price (R$ per share)      52.55     23.28
(a) From 03/15/2006 to 03/16/2007                      (a) From 03/16/2007 to 04/02/2007
Source: FactSet                                        Source: FactSet

21

Economic value of assets	Section 3

Section 3

Economic value of assets

22

Economic value of assets	Section 3

Valuation considerations

The companies were valued on a stand-alone basis

The valuation of each asset excludes any potential synergies that could be achieved as a result of the transaction

DCF
■	Basic assumptions
	–	10-year projections
	–	Base date of DCF valuation is December 31, 2006
	–	Exchange rate of 2.1385 R$/US$ as of 12/31/2006
	–	Models projected in nominal Brazilian Reais; cash flows were converted to US Dollars based on average exchange rate for the year
	–	WACC in nominal US Dollars
	–	To discount the annual cash flow to the present value, it considers that cash flow is generated in the middle of the year (in June)[1]
■	Perpetuity
	–	Calculated based on Gordon’s growth formula
	–	Adjustments to capex/ depreciation, tax rates, net operating working capital
	–	Petrochemical companies: perpetuity cash flow adjusted for mid-cycle
■	Equity value
	–	TEV minus net debt (as defined in the glossary)

DCF valuation

■	Companhia Brasileira de Petróleo Ipiranga
■	Distribuidora de Prod. de Petróleo Ipiranga
■	Copesul Central Química
■	Ipiranga Petroquímica S.A.
■	Ultrapar Participações
Source: Ultrapar and Deutsche Bank

Multiples
■	Basic assumptions
	–	Based on multiples of EBITDA
■	Precedent transactions
	–	Applied to LTM EBITDA
■	Trading comparables
	–	Applied to 2006 EBITDA except for petrochemicals, where an average of 3 - 5 years (normalized EBITDA) was used depending on the company

Multiple -based valuation

■	Ipiranga Química S.A. – precedent transactions
■	Empresa Carioca de Prod. Químicos S.A. – trading comps
■	Ipiranga Asfaltos – precedent transactions
■	AM/PM Comestíveis – trading comps
■	Isa-Sul Adm. e Part. Ltda – implied multiple from DPPI DCF
Source: Ultrapar and Deutsche Bank
1 Assumes that the cash is generated evenly over the year, and for the purpose of discounting it to the net present value, it assumes the generation of cash occurs in the middle of the year (i.e. June), and not at the end of the year (i.e. December)

23

Economic value of assets	Section 3

Weighted Average Cost of Capital and Cost of Equity
WACC and Ke

WACC definition

(US$ nominal)
Ipiranga companies
	Ultrapar	CBPI	DPPI	Copesul	IPQ
I. Beta calculation
1. Beta un-levered (a)	0.64	0.90	0.90	0.86	0.86
Long-term optimal debt (D)/cap (D+E) ratio	35% (b)	40% (c)	40% (c)	50% (c)	50% (c)
Long-term optimal equity (E) /cap (D+E) ratio	65% (b)	60% (c)	60% (c)	50% (c)	50% (c)
Marginal tax rate (tax)(d)	22%	26%	23%	33%	25%
2. Re-levered equity beta (β)	0.92	1.35	1.36	1.44	1.50
II. Calculation of Cost of Capital
US risk free rate (Rfr) (e)	4.5% p.a.	4.5% p.a.	4.5% p.a.	4.5% p.a.	4.5% p.a.
Local risk premium (CRP) (f)	200 bps	200 bps	200 bps	200 bps	200 bps
Local long-term risk free rate	6.5% p.a.	6.5% p.a.	6.5% p.a.	6.5% p.a.	6.5% p.a.
US equity risk premium (ERP) (g)	7.1% p.a.	7.1% p.a.	7.1% p.a.	7.1% p.a.	7.1% p.a.
3. Cost of Equity (Ke)	13.0% p.a.	16.1% p.a.	16.2% p.a.	16.7% p.a.	17.2 p.a.%
Local long-term risk free rate	6.5% p.a.	6.5% p.a.	6.5% p.a.	6.5% p.a.	6.5% p.a.
Long-term corporate risk spread (h)	150 bps	200 bps	200 bps	200 bps	200 bps
4. Cost of Debt (Kd)	8.0% p.a.	8.50% p.a.	8.50% p.a.	8.50% p.a.	8.50% p.a.
5. WACC	10.6% p.a.	12.2% p.a.	12.3% p.a.	11.2% p.a.	11.8% p.a.

Note:
(a) Ultrapar’s beta is the observed and the betas for Grupo Ipiranga’s companies are the betas against the S&P 500 for the sample of companies that represent each industry. Based on 2 years of weekly betas. CBPI and DPPI’s betas were based on Pantry Inc, Casey’s General Stores, and Alimentacion Couche Tard Inc.[2] Copesul and IPQ’s betas were based on Copesul, Braskem, Suzano Petroquímica, Petroquímica União, BASF and Nova Chemicals (source: Bloomberg as of February 18, 2007)

(b) Based on a more conservative company risk profile than the optimal capital structure for the industry
(c) Based on comparable public companies
(d) Marginal tax rates as provided by the management of the companies. Refer to supporting material in Appendix IV
(e) US risk free rate is the yield of the US Treasury (source: FactSet)
(f) Local risk premium based on spread of the sovereign bond to the equivalent US Treasury (source: Bloomberg)
(g) Equity risk premium from Ibbotson’s 2006 report
(h) Long term corporate risk spreads are based on companies outstanding debt (source: the companies’ financials)
Source: Bloomberg, Factset and the companies

2        Pantry Inc., Casey’s General Stores, and Alimentation Couche Tard Inc. are businesses whose principal activities include the distribution of gasoline (77%, 71%, and 58% of 2006 sales respectively). The operation of convenience stores is a secondary activity totally dependent on the distribution of gasoline

24

Economic value of assets	Section 3

Macroeconomic assumptions

US Economy	2004A	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E
Inflation(1)	1.6%	2.6%	2.3%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
US Treasury(1)	4.1%	4.1%	4.7%	4.5%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%

Brazil Economy	2004A	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E
GDP - real growth(2)	4.9%	2.3%	2.9%	3.5%	3.7%	3.6%	3.4%	3.3%	3.1%	3.0%	3.0%	3.0%	3.0%
GDP - nominal growth	12.8%	9.7%	6.1%	7.4%	7.8%	7.2%	7.0%	6.9%	6.7%	6.6%	6.6%	6.6%	6.6%
Brazilian population growth(3)	1.5%	1.4%	1.4%	1.4%	1.3%	1.3%	1.3%	1.2%	1.2%	1.2%	1.1%	1.1%	1.1%
Inflation (IPCA)(1)	7.6%	5.7%	3.1%	3.8%	4.0%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%

Selic (average)(4)	16.2%	19.0%	15.1%	12.2%	11.1%	10.0%	9.5%	9.5%	9.5%	9.5%	9.5%	9.5%	9.5%
CDI (Brazilian interbank rate)(1)	16.2%	19.0%	15.0%	12.7%	11.6%	10.5%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%

FX rate - eop(5)	2.65	2.34	2.14	2.18	2.29	2.32	2.36	2.39	2.43	2.46	2.50	2.54	2.57
FX rate - avg(5)	2.93	2.43	2.19	2.16	2.24	2.31	2.34	2.38	2.41	2.45	2.48	2.52	2.56
Average R$ devaluation		(20.3%)	(9.9%)	(1.5%)	3.7%	3.0%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%

Notes and Sources:
(1) Based on estimates of the market and Deutsche Bank
(2) Based on IBGE’s old methodology[3]. Source: IBGE for 2004 to 2006, and based on estimates of the market and Deutsche Bank for 2007 and onwards
(3) IBGE – Brazilian Institute of Geography and Statistics
(4) Market consensus for 2007 and 2008 (source: BCB, February 2007) and based on estimates of the market and Deutsche Bank for 2009 and onwards
(5) Market consensus for 2007 and 2008 (source: BCB, February 2007). Brazil – USA purchase power parity (PPP) for 2009 onwards

3IBGE had recently published the parameters of a new methodology for the calculation of Brazilian GDP, however at the time of publication of the Report, projections based on the new methodology were not available. We therefore consider it most appropriate to use the old methodology, based on which projections were available.

25

Economic value of assets	Section 3

Tab A

Ultrapar

26

Economic value of assets	Section 3

Ultrapar consolidated - DCF valuation

Ultrapar consolidates: Ultragaz, the #1 LPG distributor in Brazil, Oxiteno, the main producer of Ethylene Oxide and its main derivatives in Latin America, and Ultracargo, a logistic company for special products

	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	Perp.
1. EBIT	157	163	218	239	249	251	257	286	297	347	364
annual growth	n.a.	4.1%	33.2%	9.7%	4.4%	0.6%	2.4%	11.3%	3.9%	16.8%	5.0%

(-) tax	(37)	(38)	(47)	(51)	(53)	(54)	(56)	(64)	(67)	(77)	(80)
effective tax rate	(23.4%)	(23.5%)	(21.6%)	(21.3%)	(21.1%)	(21.5%)	(21.7%)	(22.4%)	(22.6%)	(22.1%)	(22.1%)

3. EBIT (-) tax	120	125	171	188	197	197	201	222	230	270	284
(+) Depreciation & Amortization	93	103	111	119	127	131	134	116	119	87	87
(-) Capex	(253)	(154)	(103)	(96)	(99)	(101)	(104)	(106)	(100)	(98)	(87)
(-) Changes in net operating working capital	(7)	(19)	(50)	(21)	(19)	(17)	(16)	(13)	(11)	(11)	(11)

4. Free cash flow to the Firm	(47)	56	129	190	206	209	215	218	238	248	272
annual growth	n.a	n.m	130.4%	47.8%	8.3%	1.5%	3.0%	1.5%	9.0%	4.0%	n.m

Note:    Annual free cash flow in US$ millions
Effective tax rate based on the effective tax rates of Ultragaz, Oxiteno, and Ultracargo
Perpetuity’s cash flow is based on long-term real growth of 3% corresponding to long-term expectations for GDP growth. These assumptions were evaluated in due diligence sessions confirmed by management of the businesses and are considered consistent with long-term growth expectations in each sector
Source: Company information and Ultrapar management guidance

TEV (R$ million)
(R$ million) Perpetuity growth(a) (Gordon's growth model)
(a) Values converted into Reais at 2.14 R$/US$. Net present value and perpetuity value calculated in US$

TEV/ 2007 EBITDA
(R$ million) Perpetuity growth(a) (Gordon's growth model)
(a) Values converted into Reais at 2.14 R$/US$. Net present value and perpetuity value calculated in US$

27

Economic value of assets	Section 3

Assumptions - Ultragaz
Selected income statement drivers

Bottled LPG volumes are driven by population growth, while Bulk sales are driven by GDP growth

Cash gross margins per ton are constant in real terms adjusted for Brazilian inflation

Note: Excludes depreciation
Source: Company information and Ultrapar management guidance

28

Economic value of assets	Section 3

Assumptions - Ultragaz (continued)
Selected income statement drivers

Revenues are driven by increasing volumes and are adjusted for inflation

Selling expenses are constant as a percentage of sales, while General and Administrative expenses are adjusted for inflation

29

Economic value of assets	Section 3

Assumptions - Ultragaz (continued)
Selected balance sheet drivers

Capex/ton is based on sales volumes and adjusted for inflation

Based on property, plant and equipment depreciation schedule

Net operating working capital assumptions are in line with 2006

Change in net operating working capital
Net operating working capital (R$ million)	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E
Net operating working capital	150.2	126.4	133.5	141.9	150.0	158.5	167.4	176.6	186.2	196.3	207.0	218.2
(+) current assets	216	203	215	228	241	255	269	284	299	316	333	351
(-) current liabilities	(65)	(77)	(81)	(87)	(91)	(97)	(102)	(107)	(113)	(119)	(126)	(132)

Change in net operating working capital
(Increase) / Decrease in net operating working capital			(7)	(8)	(8)	(8)	(9)	(9)	(10)	(10)	(11)	(11)
Source: Company information and Ultrapar management guidance

30

Economic value of assets	Section 3

Assumptions - Oxiteno
Selected income statement drivers

Oxiteno is currently in the process of increasing its capacity (expected to be fully operational in 2009)

Oxiteno’s strategy is to meet Brazil’s demand for specialties (expected to grow twice as fast as GDP)

Specialties prices are constant in US Dollars and commodities prices are based on CMAI projections in US Dollars

31

Economic value of assets	Section 3

Assumptions - Oxiteno (continued)
Selected income statement drivers

Revenue forecast reflects the capacity expansion and change in production mix

Sales are expected to shift over-time from commodities to specialties and from exports to the domestic market

The production shift to specialties diminishes the cyclicality of the EBITDA margin

32

Economic value of assets	Section 3

Assumptions - Oxiteno (continued)
Selected balance sheet drivers

Capex is based on Ultrapar guidance relating to the capacity increase

Based on property, plant and equipment depreciation schedule

Net operating working capital assumptions are in line with 2006

Change in net operating working capital
Net operating working capital (R$ million)	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E
Net operating working capital	259.5	361.2	368.0	400.0	504.5	543.7	580.0	611.8	641.0	661.7	677.3	694.2
(+) current assets	352	468	478	520	651	700	747	791	830	858	878	898
(-) current liabilities	(92)	(107)	(110)	(120)	(147)	(157)	(167)	(179)	(189)	(196)	(200)	(204)
Change in net operating working capital
(Increase) / Decrease in net operating working capital			(7)	(32)	(105)	(39)	(36)	(32)	(29)	(21)	(16)	(17)
Source: Company information and Ultrapar management guidance

4 Relevant investment projects of the Oxiteno subsidiary are: expansion of the production capacity of ethylene oxide and specialty chemicals at Camaçari, Bahia; a new plant for fatty alcohols and derivatives at Camaçari, Bahia; and the expansion of production capacity of ethylene oxide and specialty chemicals at Mauá, São Paulo, as announced to the market through Ultrapar’s press releases dated August 17, 2006, and February 16, 2005

33

Economic value of assets	Section 3

Assumptions - Ultracargo
Selected income statement drivers

Storage capacity utilized increasing from 78% as of 2007 to 95% as of 2010 based on Ultracargo guidance

Transportation capacity utilized increasing from 84% as of 2007 to 95% as of 2010

34

Economic value of assets	Section 3

Assumptions - Ultracargo (continued)
Selected income statement drivers

Revenues increase as a result of volume growth and price inflation

35

Economic value of assets	Section 3

Assumptions - Ultracargo (continued)
Selected balance sheet drivers

Capacity increase between 2004 and 2006

Based on property, plant and equipment depreciation schedule

Net operating working capital assumptions are in line with 2006

Change in net operating working capital
Net operating working capital (R$ million)	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E
Net operating working capital	14.0	16.1	17.7	19.4	21.1	22.9	23.9	24.9	26.0	27.1	28.2	29.5
(+) current assets	33	35	38	42	46	50	52	54	57	59	62	64
(-) current liabilities	(19)	(19)	(20)	(23)	(25)	(27)	(28)	(29)	(31)	(32)	(33)	(35)
Change in net operating working capital
(Increase) / Decrease in net operating working capital			(2)	(2)	(2)	(2)	(1)	(1)	(1)	(1)	(1)	(1)
Source: Company information and Ultrapar management guidance

36

Economic value of assets	Section 3

Tab B
Ultrapar prior to the share merger

37

Economic value of assets	Section 3

Ultrapar prior to the share merger

After completing the acquisition of the control block (step 1) and tendering for the other voting shareholders (step 2), Ultrapar will have acquired 41.3% of RIPI, 35.4% of DPPI, and 4.1% of CBPI

Ultrapar will spend R$876 million on steps 1 and 2

o After completing steps 1 and 2, Ultrapar will have acquired 41.3%
  of RIPI, 35.4% of DPPI, and 4.1% of CBPI
o Ultrapar will spend R$876 million on steps 1 and 2
o These stakes are equivalent to 41.3% of the refinery, 38.5% of the distribution business of DPPI, and 16.9% of the distribution business of CBPI

                Stake      Stake
Ipiranga SA    at S.A.    at Opco
-----------    -------    -------
RIPI SA         41.3%      41.3%     Refinery
DPPI SA         35.4%      38.5%     DPPI
                                     distribution
                                     CBPI
CBPI SA          4.1%      16.9%     distribution

(R$ million)                      TEV (5)  Equity
Assets acquired by Ultrapar       591      497
------------------------------------------------------
Refinery          (1)     41,3%     1        (10)
DPPI                      38,5%   272        290
distribution      (2)
CBPI                      16,9%   315        217
distribution      (3)
CBPI EMCA         (4)     16,9%     3          0

(1) Includes 1/3 of the Refinery only
(2) Includes ISA-Sul
(3) Includes CBPI distribution and the AM/PM
    convenience stores in the South and Southeast
(3) Assumes that Petrobras will pay with cash for 100%
    of its stake and will assume no debt from CBPI
(4) EMCA will be 100% owned by Ultrapar
(5) Represents Ultrapar's stake in the acquired assets

38

Economic value of assets	Section 3

Tab C

Fuel distribution - CBPI

39

Economic value of assets	Section 3

CBPI distribution – DCF valuation

CBPI: A fuel distributor operating in Brazil, except Rio Grande do Sul, Roraima and Amapa

In addition to the distribution business, CBPI also consolidates AM/PM, IASA, and EMCA totaling R$2.7 billion TEV (refer to page 61)

	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	Perp.
1. EBIT	90	106	122	142	164	251	268	298	340	361	379
annual growth	n.a.	18.3%	14.7%	16.5%	15.7%	52.6%	6.9%	11.0%	14.1%	6.3%	5.1%

(-) tax	(23)	(27)	(31)	(36)	(42)	(64)	(69)	(76)	(87)	(93)	(97)
effective tax rate	(25.6%)	(25.6%)	(25.6%)	(25.6%)	(25.6%)	(25.6%)	(25.6%)	(25.6%)	(25.6%)	(25.6%)	(25.6%)

3. EBIT (-) tax	67	79	91	106	122	187	200	222	253	269	282
(+) Depreciation & Amortization	41	47	52	60	69	78	86	84	73	84	83
(-) Capex, net of reimbursement	(74)	(63)	(91)	(116)	(134)	(98)	(105)	(127)	(144)	(137)	(130)
(-) Changes in net operating working capital	(8)	(46)	(55)	(58)	(61)	(37)	(50)	(51)	(52)	(59)	(61)

4. Free cash flow to the Firm	27	17	(3)	(8)	(4)	130	131	128	130	156	174
annual growth	n.a.	(37.9%)	(120.4%)	125.6%	(43.1%)	n.a.	0.4%	(1.8%)	1.1%	20.1%	n.m.

Note:    Annual free cash flow in US$ millions
Cash flow in perpetuity reflects a 3% growth in sales volume compared to 2016 in line with GDP’s 3% long-term expected real growth. These assumptions were evaluated in due diligence sessions confirmed by management of the businesses and consistent with expectations of long-term growth in each sector

Source: Based on company information, confirmed by Ipiranga management

TEV (R$ million)
(R$ million) Perpetuity growth(a) (Gordon's growth model)

(a) Values converted into Reais at 2.14 R$/US$. Net present value and perpetuity value calculated in US$

TEV/ 2007 EBITDA
(R$ million) Perpetuity growth(a) (Gordon's growth model)

(a) Values converted into Reais at 2.14 R$/US$. Net present value and perpetuity value calculated in US$

40

Economic value of assets	Section 3

Assumptions – CBPI distribution
Selected income statement drivers

Gas and alcohol volumes in the Brazilian market were forecasted based on a regression on number of cars in Brazil as a function of GDP per capita, and consumption per car

Diesel volumes in the Brazilian market were projected as a result of a regression on diesel volumes in Brazil on GDP growth

Assumes the weighted average contribution margin of gasoline and ethanol is constant in real Reais

5 CBPI has the objective of increasing its market share, which is deemed feasible by its management. This assumption was verified in a confirmatory due diligence session, and corroborated by the fact that CBPI gained 2 (two) percentage points of market share between 2001 and 2005, according to the National Petroleum Agency, ANP. However, the market consultant indicated that in order to gain 2 (two) percentage points market share in the coming years, it would demand stronger capex and higher marketing expenses to support this growth. It is expected that CBPI’s market share will stabilize at 18.9% after 2012, when CBPI sales will grow at the market pace, around 8% per year. A scenario in which sales would grow above this pace and therefore resulting in further market share increase would demand significant investments and is inconsistent with the expected increasing competition in the long term, considering a market dominated by 5 main players (which now control about 70% of the market) and numerous other players

41

Economic value of assets	Section 3

Assumptions – CBPI distribution (continued)
Selected income statement drivers

Revenue increases driven by market share and gross margin per product increases

EBITDA margins in 2008-2011 are affected by selling expenses relating to market share growth, stabilized from 2012-2016

42

Economic value of underlying assets	Section 3

Assumptions – CBPI distribution (continued)
Selected income statement drivers

CBPI will increase the number of stations in its network by approximately 3.2% per year as a result of increased volumes of fuel and the increase in market share by 200 basis points

Selling expenses increase in 2007 through 2011 due to CBPI’s strategy to increase market share

43

Economic value of underlying assets	Section 3

Assumptions – CBPI distribution (continued)
Selected balance sheet drivers

CAPEX based on number of new stores needed to increase market share as well as for renovating existing stations

Based on property, plant and equipment depreciation schedule

Net operating working capital assumptions are in line with 2006

Change in net operating working capital
Net operating working capital (R$ million)	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E

Net operating working capital	671	872	889	992	1,119	1,253	1,399	1,487	1,608	1,734	1,863	2,015
(+) current assets	1,342	1,491	1,681	1,882	2,126	2,386	2,668	2,888	3,123	3,377	3,651	3,947
(-) current liabilities	671	618	792	890	1,007	1,133	1,270	1,401	1,515	1,644	1,788	1,931

Change in net operating working capital
(Increase) / Decrease in net operating working capital			(17)	(103)	(127)	(135)	(145)	(88)	(122)	(125)	(130)	(152)
Source: Based on company information and an external consultant - José Magro, confirmed by Ipiranga management

44

Economic value of assets	Section 3

Tab D

Fuel distribution - DPPI

45

Economic value of assets	Section 3

DPPI distribution – DCF Valuation

DPPI: A fuel distributor operating in 2 states in the South of Brazil

Isa-Sul, a wholly owned subsidiary of DPPI, owns 152 gas stations in DPPI’s region. Isa-Sul is valued based on DPPI’s TEV multiple of 2006 EBITDA

Based on 2006 figures, Isa-Sul is valued at R$140 million (refer to pages 61 and 83)

DPPI opco including Isa-Sul is valued at R$706 million, or US$330 million (R$566 million related to DPPI ex-Isa Sul plus R$140 million related to Isa-Sul)

	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	Perp.
1. EBIT	29	34	35	37	39	41	44	48	55	58	63
annual growth	n.a.	14.3%	4.5%	6.5%	4.6%	5.3%	5.5%	11.2%	13.6%	4.8%	9.2%

(-) tax	(7)	(8)	(8)	(9)	(9)	(9)	(10)	(11)	(13)	(13)	(14)
effective tax rate	(22.8%)	(22.8%)	(22.8%)	(22.8%)	(22.8%)	(22.8%)	(22.8%)	(22.8%)	(22.8%)	(22.8%)	(22.8%)

3. EBIT (-) tax	23	26	27	29	30	32	34	37	42	44	49
(+) Depreciation & Amortization	8	9	10	10	11	12	13	11	8	9	19
(-) Capex	(15)	(8)	(6)	(11)	(8)	(13)	(12)	(12)	(12)	(9)	(19)
(-) Changes in net operating working capital	(12)	(13)	(13)	(12)	(10)	(11)	(11)	(12)	(12)	(13)	(14)

4. Free cash flow to the Firm	5	14	18	17	23	20	23	25	27	31	35
annual growth	n.a.	199.4%	28.0%	(6.2%)	38.7%	(12.7%)	14.0%	6.4%	7.7%	18.4%	n.m.
Note:
Annual free cash flow in US$ millions
Cash flow in perpetuity reflects a 3% growth in sales volume compared to 2016 in line with GDP’s 3% long-term expected real growth. These assumptions were evaluated in due diligence sessions confirmed by management of the businesses and consistent with expectations of long-term growth in each sector

Source:	Based on company information, confirmed by Ipiranga management

TEV (R$ million)
(R$ million) Perpetuity growth(a) (Gordon's growth model)

(a) Values converted into Reais at 2.14 R$/US$. Net present value and perpetuity value calculated in US$

TEV/ 2007 EBITDA
(R$ million) Perpetuity growth(a) (Gordon's growth model)

(a) Values converted into Reais at 2.14 R$/US$. Net present value and perpetuity value calculated in US$

46

Economic value of assets	Section 3

Assumptions – DPPI distribution
Selected income statement drivers

Gas and alcohol volumes in the Brazilian market were forecasted based on a regression on number of cars in Brazil as a function of GDP per capita, and consumption per car

Diesel volumes in the Brazilian market were projected as a result of a regression on diesel volumes in Brazil on GDP growth

Given its leadership in the region, DPPI presents little market share fluctuation

DPPI’s market share remains approximately constant because DPPI is a leader in the region in which it operates – Rio Grande do Sul and Santa Catarina – with an already high 35% (thirty-five percent) market share. Nationally, DPPI reduced its market share from 2.9% in 2001 to 2.6% in 2005 according to the National Petroleum Agency – ANP. As per the recommendation of the market consultant, which was validated on confirmatory due diligence session with DPPI’s management, DPPI would tend to maintain its market share given DPPI’s dominant position in the region, or even lose some market participation to competition in line with the company’s recent performance.

47

Economic value of assets	Section 3

Assumptions – DPPI distribution (continued)
Selected income statement drivers

Revenues driven by volumes and contribution margin per product

Projected EBITDA margin is expected to improve in relation to 2006

48

Economic value of assets	Section 3

Assumptions – DPPI distribution
Selected balance sheet drivers

CAPEX based on the number of new stores needed to increase market share as well as for renovating existing stations

Based on propery, plant and equipment depreciation schedule

Net operating working capital assumptions are in line with 2006

Change in net operating working capital
Net operating working capital (R$ million)	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E
Net operating working capital	145	255	280	310	340	368	392	417	445	475	506	539
(+) current assets	232	310	338	375	412	446	474	505	539	575	613	653
(-) current liabilities	87	55	59	65	71	77	82	88	93	100	107	114

Change in net operating working capital
(Increase) / Decrease in net operating working capital			(25)	(30)	(31)	(28)	(23)	(26)	(28)	(29)	(31)	(33)

Source:	Based on company information and an external consultant - José Magro, confirmed by Ipiranga management

49

Economic value of assets	Section 3

Tab E

Copesul

50

Economic value of assets	Section 3

Copesul – DCF valuation

Copesul is a naphtha-based cracker jointly controlled by Ipiranga (29.5%) and Braskem (29.5%)

2006 production consisted of 39% ethylene, 20% propylene, 10% benzene, and 31% other by-products

	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	Perp.
1. EBIT	402	294	273	228	231	315	365	454	521	488	374
annual growth	(3.6%)	(26.9%)	(6.9%)	(16.5%)	1.1%	36.6%	15.6%	24.6%	14.6%	(6.4%)	2.0%

(-) tax	(132)	(96)	(90)	(75)	(76)	(103)	(119)	(149)	(171)	(160)	(122)
effective tax rate	(32.8%)	(32.8%)	(32.8%)	(32.8%)	(32.8%)	(32.8%)	(32.8%)	(32.8%)	(32.8%)	(32.8%)	(32.8%)

3. EBIT (-) tax	270	198	184	154	155	212	245	306	350	328	251
(+) Depreciation & Amortization	109	107	105	105	45	8	9	11	12	13	31
(-) Capex	(26)	(26)	(27)	(27)	(28)	(28)	(29)	(29)	(30)	(30)	(31)
(-) Changes in net operating working capital	24	41	4	17	(5)	(42)	(26)	(45)	(35)	10	0

4. Free cash flow to the Firm	378	319	266	248	169	150	199	242	297	321	251
annual growth	n.a.	(15.5%)	(16.6%)	(6.6%)	(32.2%)	(11.2%)	33.1%	21.3%	23.0%	7.9%	n.m.
Note:	Annual free cash flow in US$ millions
Source:	Based on company information, confirmed by Ipiranga management

TEV (R$ million)
----------------
(a) Values converted into Reais at 2.14 R$/US$. Net present
    value and perpetuity value calculated in US$
Source: Based on company information, confirmed by Ipiranga
management

TEV/Normalized EBITDA
---------------------
Note: EBITDA normalized for the industry cycle
(a) Values converted into Reais at 2.14 R$/US$. Net present
    value and perpetuity value calculated in US$
Source: Based on company information, confirmed by Ipiranga
management

51

Economic value of assets	Section 3

Assumptions – Copesul
Selected income statement drivers

Volumes remain constant at 2006 levels

Gross margin was driven by ethylene, propylene, and benzene cash spreads based on CMAI data adjusted for Brazil

52

Economic value of assets	Section 3

Assumptions – Copesul (continued)
Selected income statement drivers

Revenues projected as a constant spread to gross margin

EBITDA margins reflect the ethylene business cycle, based on CMAI data

53

Economic value of assets	Section 3

Assumptions – Copesul (continued)
Selected balance sheet drivers

Maintenance CAPEX projected based on company, information confirmed by management

Based on property, plant and equipment depreciation schedule

Net operating working capital assumptions are in line with 2006

Change in net operating working capital
Net operating working capital (R$ million)	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E
Net operating working capital	459	557	506	414	406	366	377	478	543	655	744	719
(+) current assets	795	1,061	982	795	776	694	714	917	1,046	1,272	1,450	1,398
(-) current liabilities	336	504	476	380	370	328	337	439	503	617	706	678

Change in net operating working capital
(Increase) / Decrease in net operating working capital			51	92	8	40	(11)	(101)	(65)	(112)	(89)	25
Source: Based on company information, confirmed by Ipiranga management

54

Economic value of assets	Section 3

Tab F

IPQ

55

Economic value of assets	Section 3

IPQ - DCF valuation

IPQ is a 2nd generation producer of high-end petrochemicals

In 2006, volume sold reached 638,000 tons
	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	Perp.
1. EBIT	87	89	86	73	83	79	86	96	106	104	80
annual growth	n.a.	2.2%	(3.2%)	(15.9%)	14.2%	(4.7%)	8.8%	12.2%	10.5%	(2.7%)	2.0%
(-) tax	(22)	(22)	(22)	(18)	(21)	(20)	(21)	(24)	(27)	(26)	(20)
effective tax rate	(25.0%)	(25.0%)	(25.0%)	(25.0%)	(25.0%)	(25.0%)	(25.0%)	(25.0%)	(25.0%)	(25.0%)	(25.0%)
3. EBIT (-) tax	65	67	65	54	62	59	64	72	80	78	60
(+) Depreciation & Amortization	15	15	15	15	15	16	16	16	16	16	17
(-) Capex	(5)	(5)	(5)	(6)	(6)	(6)	(6)	(6)	(6)	(6)	(17)
(-) Changes in net operating working capital	15	(0)	0	(1)	1	(1)	(1)	(1)	1	(1)	0
4. Free cash flow to the Firm	90	77	75	63	73	68	74	82	91	87	60
annual growth	n.a.	(15.2%)	(2.3%)	(15.5%)	14.9%	(6.4%)	8.6%	10.5%	11.1%	(3.9%)	n.m.

Note: Annual free cash flow in US$ millions
Source: Based on company information, confirmed by Ipiranga management

TEV (R$ million)
(R$ million) Perpetuity growth(a) (Gordon's growth model)

(a) Values converted into Reais at 2.14 R$/US$. Net present value and perpetuity value calculated in US$

TEV/ Average EBITDA
(R$ million) Perpetuity growth(a) (Gordon's growth model)

(a) Values converted into Reais at 2.14 R$/US$. Net present value and perpetuity value calculated in US$

56

Economic value of assets	Section 3

Assumptions - IPQ
Selected income statement drivers

Volumes remain flat at 600 thousand tons based on company information confirmed by Ipiranga management

Gross margin is based on cash spreads of Polyethylene and Polypropylene based on adjusted CMAI forecasts

57

Economic value of assets	Section 3

Assumptions - IPQ (continued)
Selected balance sheet drivers

CMAI price forecasts for Polyethylene and Polypropylene in US Dollars

58

Economic value of assets	Section 3

Assumptions - IPQ (continued)
Selected balance sheet drivers

Maintenance CAPEX projected based on company information, confirmed by Ipiranga management

Based on property, plant and equipment depreciation schedule

Net operating working capital assumptions are in line with 2006

Change in net operating working capital
Net operating working capital (R$ million)	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E
Net operating working capital	(36)	68	36	36	36	38	37	40	41	43	41	43
(+) current assets	409	619	517	522	474	438	437	462	509	588	570	564
(-) current liabilities	445	551	481	486	439	400	400	422	468	545	529	522
Change in net operating working capital
(Increase) / Decrease in net operating working capital			32	(0)	1	(3)	1	(3)	(1)	(2)	2	(2)
Source: Based on company information, confirmed by Ipiranga management

59

Economic value of assets	Section 3

Tab G

Valuation of other assets based on multiples

60

Economic value of assets	Section 3

Valuation summary - Other

TEV/’06
Company		Description	TEV (R$mm)	EBITDA
	■	The business has operated on a break even basis (sometimes given
Refinaria de Petróleo Ipiranga		special tax incentives by the State)	9	6.5x
(RIPI)				(pg. 77)
	■	Valuation based on comparable trading companies detailed on page 77

	■	A chemical products distributor with over 5,000 clients in 50 different
Ipiranga Química S.A. (IQ)		markets	176	8.6x
(pg. 76)
	■	Valuation based on precedent transactions detailed on page 76

	■	A producer of specialty petrochemicals; consolidated by CBPI SA

Empresa Carioca de Produtos	■	Valuation based on comparable trading companies	18	6.3x
Químicos S.A. (EMCA)				(pg. 75)
	■	Comparable sample includes both specialty and commodity
petrochemical trading companies detailed on page 75

	■	A producer of asphalt and pavement surface products
Ipiranga Asfaltos (IASA)			89	6.8x
	■	Valuation based on precedent transactions detailed on page 77		(pg. 77)

	■	A retail convenience store chain attached to DPPI and CBPI gas stations,
AM/PM Comestíveis		consolidated by CBPI	236	7.5x
(pg. 76)
	■	Valuation based on comparable trading companies detailed on page 76

	■	A subsidiary that owns 152 and operates 15 of the gas stations in DPPI’s
Isa-Sul Administração e Part. Ltda.		region	140	8.8x
(pg. 83)
	■	Valuation based on the same multiple as DPPI implied by the DCF as described on note (1) below
Note: All valuation based on the median of the sample of multiples of comparable companies applied to metrics in US dollars, unless otherwise noted
Valuation was estimated based on EBITDA multiples given that EBITDA is a proxy for cash flow generation. The use of EBITDA as a value driver has the advantage of taking into consideration profitability combined with mitigating the impact of financial leverage
(1) 8.8x=US$265 million/US$ 30 million; equivalent to TEV of DPPI (ex-Isa Sul) in US dollars divided by EBITDA of DPPI (ex- Isa Sul) in 2006 in US dollars

Source: Company information and Wall Street Research

61

Final considerations	Section 4

Section 4

Final considerations

62

Final considerations	Section 4

Share price range

Share price range based on the economic value (R$ per share)

	-5%	Mid-range	+5%
CBPI	26.97	28.39	29.81
DPPI	41.11	43.28	45.44
RIPI	51.63	54.35	57.06
Ultrapar	64.48	67.87	71.26
Note: 10% range in compliance with the CVM Resolution #361/02.

63

Glossary	Section 5

Section 5

Glossary

64

Glossary	Section 5

■	Beta: beta against the S&P500, a measure of systemic risk

■	Capital Asset Pricing Model (CAPM): methodology used to define the cost of equity

■	Capex: Capital Expenditures

■	Cost of Equity (Ke): return required by the equity holder

■	Cost of debt(Kd): cost of third party financing

■	CVM: Comissão de Valores Mobiliários

■	D&A: depreciation and amortization

■
Net debt: Cash and cash equivalents, net position in derivatives, export notes, short and long-term bank loans, receivable and payable dividends, short and long-term receivables and payables related to debentures, short and long-term pension funds deficits, provisions, and other receivables and payables to related parties, including subscription bonus (“bônus de subscrição”)

■	Drivers: value drivers or key drivers

■	EBIT: Earnings Before Interests and Taxes

■	EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization

■
EMBI: Emerging Markets Bond Index – Brazil is a proxi for the Brazilian sovereign debt yield curve. The EMBI-Brazil accounts for the weighted average premium of the Brazilian sovereign bonds to the US Treasury, which risk is perceived as practically zero (source: O Estado de São Paulo)

■	EV or TEV: Enterprise value

■	Equity value: TEV minus net debt

■	Dollar: American Dollar

■	DCF: Discounted cash flow

■	FCFF: Free Cash Flow to Firm

■	Operating cash flow: relates to cash inflows and outflows solely related to the operations

■	Free float: percentage of shares in circulation of the total capital of the company

65

Glossary	Section 5

■	JCP: interest on capital (“Juros sobre Capital Próprio”)

■	LTM: Last twelve months

■	Gross income: Total revenue, excluding deductions from sales and costs of production

■	IPCA: consumer price index

■	NOPLAT: Net Operating Profit Less Adjusted Taxes

■	ON: “Ação Ordinária” ordinary or voting share

■	PN: “Ação Preferencial” preferred or non-voting share

■
GDP: Gross Domestic Product defined as goods and services produced in a country excluding expenses utilized in the process of production during a year. A method of measuring the total value generated by all economic activities

■	Nominal GDP is GDP in nominal terms, including inflation. Real GDP is GDP in constant dollars in which the growth rate excludes inflation

■	ERP: equity risk premium is the expected premium for investing in stocks

■	CRP: country risk premium is the expected premium for investing in a certain specific country

■	Spread: price or yield differential

■
“Tag-along”: (minority) shareholders right to join a transaction in which another shareholder (usually controlling shareholder) is selling their stake. In Brazil, the legislation specifies that voting shareholders of public entities have the right to receive a minimum offer of 80% the price to be paid for control (the 80% tag-along right)

66

Glossary	Section 5

■	Terminal value: value of the company at the end of the projection

■	Total Enterprise Value (TEV): Total value of the company calculated based on economic value of shareholders’ equity plus net debt

■	Risk free rate: US Treasury

■	Return on Capital ("ROC"): = growth rate divided by reinvestment rate

■	Reinvestment rate: = (Capex-Depreciation plus Change in non-cash working capital) devided by (EBIT x (1-tax rate)

■	VP: Present value

■	WACC: Weighted Average Cost of Capital

67

Share price evolution	Appendix I

Appendix I

Share price evolution

68

Share price evolution	Appendix I

Weighted average share prices - 3/17/06 - 3/17/07

Ultrapar (Share price in R$, Volume in ‘000’s)

Month	PN Price	Volume
March-06(a)	38.27	676
April-06	36.41	990
May-06	36.99	1,078
June-06	34.49	1,511
July-06	33.88	1,159
August-06	35.51	1,503
September-06	38.48	905
October-06	40.40	1,296
November-06	47.58	1,702
December-06	47.75	1,088
January-07	51.07	1,938
February-07	53.02	2,530
March-07(b)	50.78	733
WA share price	R$43.1

Notes: (a) March 17, 2006, to March 31, 2006 (15 days)
             (b) March 1, 2007, to March16, 2007 (16 days)
Source: FactSet

CBPI (Share price in R$, Volume in ‘000’s)

Month	PN Price	Volume	ON Price	Volume
March-06(a)	15.65	3,401	20.00	6
April-06	17.94	6,389	20.75	16
May-06	17.84	5,933	21.83	3
June-06	17.48	5,717	20.63	7
July-06	17.02	5,001	21.83	4
August-06	17.30	6,600	24.12	0
September-06	17.28	4,821	21.11	3
October-06	18.78	4,459	21.29	24
November-06	18.56	4,189	21.67	17
December-06	18.96	4,221	21.93	23
January-07	19.18	4,891	22.22	12
February-07	22.28	3,579	26.04	7
March-07(b)	22.36	3,322	27.87	1
WA share price	R$18.3		R$21.7

Notes: (a) March 17, 2006, to March 31, 2006 (15 days)
            (b) March 1, 2007, to March 16, 2007 (16 days)
Source: FactSet

RIPI (Share price in R$, Volume in ‘000’s)

Month	PN Price	Volume	ON Price	Volume
March-06(a)	23.61	84	39.05	83
April-06	24.96	665	35.83	123
May-06	28.95	1,134	36.52	266
June-06	30.59	425	36.99	144
July-06	30.10	323	36.21	72
August-06	31.22	497	37.35	166
September-06	33.17	415	38.45	56
October-06	35.80	437	39.69	95
November-06	37.01	353	41.51	139
December-06	37.36	289	42.56	93
January-07	37.44	568	43.72	95
February-07	40.63	371	50.00	141
March-07(b)	42.54	292	70.48	370
WA share price	R$32.7		R$45.8

Notes: (a) March 17, 2006, to March 31, 2006 (15 days)
            (b) March 1, 2007, to March 16, 2007 (16 days)
Source: FactSet

DPPI (Share price in R$, Volume in ‘000’s)

Month	PN Price	Volume	ON Price	Volume
March-06(a)	23.03	38	39.00	2
April-06	24.01	251	42.47	2
May-06	25.12	185	38.05	2
June-06	24.02	398	42.92	1
July-06	24.09	113	35.74	2
August-06	23.20	261	32.25	2
September-06	23.09	115	36.54	0
October-06	23.08	318	30.20	2
November-06	23.71	460	27.71	1
December-06	25.54	316	28.69	2
January-07	27.98	239	30.00	1
February-07	32.70	138	35.00	0
March-07(b)	33.08	87	55.96	8
WA share price	R$25.0		R$41.7

Notes: (a) March 17, 2006, to March 31, 2006 (15 days)
            (b) March 1, 2007, to March 16, 2007 (16 days)
Source: FactSet

69

Share price evolution	Appendix I

Ultrapar

LTM ending 3/16/2007
--------------------
          ON - R$   PN - R$
          -------   -------
Max         N.A      56.95
W.A.        N.A      43.08
Min         N.A      31.77
-----------------------------
Note: R$ per share
Source: Factset

3/16/2007 to 4/2/2007
---------------------
          ON - R$   PN - R$
          -------   -------
Max         N.A      63.75
W.A.        N.A      56.10
Min         N.A      49.29
-----------------------------
Note: R$ per share
Source: Factset

70

Share price evolution	Appendix I

RIPI

LTM ending 3/16/2007
--------------------
          ON - R$   PN - R$
          -------   -------
Max         80.15    45.70
W.A.        45.81    32.75
Min         34.00    22.55
-----------------------------
Note: R$ per share
Source: Factset

3/16/2007 to 4/2/2007
---------------------
          ON - R$   PN - R$
          -------   -------
Max         97.68    47.50
W.A.        91.57    44.85
Min         80.15    41.51
-----------------------------
Note: R$ per share
Source: Factset

71

Share price evolution	Appendix I

CBPI

LTM ending 3/16/2007
--------------------
          ON - R$   PN - R$
          -------   -------
Max         30.80    23.88
W.A.        21.72    18.32
Min         20.00    14.58
-----------------------------
Note: R$ per share
Source: Factset

3/16/2007 to 4/2/2007
---------------------
          ON - R$   PN - R$
          -------   -------
Max         53.50    25.30
W.A.        52.55    23.28
Min         30.80    22.10
-----------------------------
Note: R$ per share
Source: Factset

72

Share price evolution	Appendix I

DPPI

LTM ending 3/16/2007
--------------------
          ON - R$   PN - R$
          -------   -------
Max         60.00    34.99
W.A.        41.69    24.99
Min         27.50    22.00
-----------------------------
Note: R$ per share
Source: Factset

3/16/2007 to 4/2/2007
---------------------
          ON - R$   PN - R$
          -------   -------
Max         102.02   38.98
W.A.         96.53   34.69
Min          60.00   33.00
-----------------------------
Note: R$ per share
Source: Factset

73

Comparable multiples	Appendix II

Because there is no company that is directly comparable to EMCA, we judge that the multiples based on a sample of companies that included commodity and specialty chemical companies, consistent with the business model of EMCA, its margins, and its expected growth, would be an adequate parameter for valuation

Appendix II

Comparable multiples

74

Comparable multiples	Appendix II

Comparable public company analysis - Commodities and specialty chemicals
	3/14/2007	Market		TEV / EBITDA		TEV / Sales
Company name	Price/share	Value	TEV	2006A	2007E	2006A	2007E
Commodities
Nova	$29.70	$2,477	$4,208	6.2x	5.2x	0.6x	0.7x
BASF	$100.83	50,506	65,198	4.9x	4.9x	0.9x	0.9x
Westlake	$27.32	1,784	1,992	4.9x	5.1x	0.8x	0.7x
Dow	$43.38	41,949	49,950	6.4x	6.4x	1.0x	1.0x
Lyondell PF(pigments sale)	$30.40	7,664	14,714	4.7x	4.9x	0.6x	0.6x
Braskem	$6.46	2,332	4,484	5.7x	5.6x	0.8x	0.9x
Suzano Petroquimica	$2.16	488	1,220	n.a.	6.4x	1.1x	0.9x
Petroquimica União	$4.94	518	716	5.2x	6.6x	0.5x	0.5x
			Mean - commodities	5.5x	5.6x	0.8x	0.8x
			Median - commodities	5.2x	5.4x	0.8x	0.8x
			Maximum - commodities	6.4x	6.6x	1.1x	1.0x
			Minimum - commodities	4.7x	4.9x	0.5x	0.5x

Specialty chemicals
Clariant	$16.05	$3,637	$4,973	6.9x	6.8x	0.7x	0.7x
Rhodia	$3.50	4,220	6,794	7.1x	6.7x	1.1x	1.0x
Lubrizol	$51.10	3,601	4,665	8.2x	7.7x	1.2x	1.1x
Huntsman	$18.94	4,433	7,432	7.7x	6.4x	0.8x	0.8x
Celanese	$30.40	5,288	7,619	6.6x	6.8x	1.3x	1.2x
			Mean - specialties	7.3x	6.9x	1.0x	1.0x
			Median - specialties	7.1x	6.8x	1.1x	1.0x
			Maximum - specialties	8.2x	7.7x	1.3x	1.2x
			Minimum - specialties	6.6x	6.4x	0.7x	0.7x

Median - Commodities & Specialties	6.3x	6.4x	0.8x	0.9x

Notes: All figures in US$ million unless otherwise noted
Source: Companies information, FactSet and Bloomberg

75

Comparable multiples	Appendix II

Selected comparable multiples - Chemical distributors & Retail Brazil

Ipiranga Química was valued based on a EBITDA multiple of precedent transactions that involved the sale of distributors of chemical products

Precedent transaction analysis - Chemical distributors

			TEV/LTM	LTM Metric
Target - Buyer	Date	TEV	EBITDA	EBITDA
ChemCentral - Univar	Mar-07	$650	9.3x	$70
INT Muellor Chemical - NIB Capital	Jun-01	228	8.8x	26
HCI - Brenntag	Nov-00	306	8.5x	36
Ellis & Everard - Vopak Distribution	Jan-01	480	6.1x	79
		Mean	8.2x
		Median	8.6x
		Max	9.3x
		Min	6.1x
Notes: All figures in US$ million unless otherwise noted.
Source: Companies information, FactSet and Bloomberg.

Among the companies listed in the local market, CBD is the one with a profile that most closely mirrors AM/PM7

Comparable public company analysis - Retail Brazil

	Market		TEV / EBITDA
Company name	Cap.	TEV	2006A	2007E
Pao de Acucar - CBD	$4,042	$4,687	7.5x	5.8x

Notes: All figures in US$ million unless otherwise noted.
Source: Companies information, FactSet and Bloomberg.

7 Sales of CBD and AM/PM are primarily foods and consumer goods (foods and perishables exceeds 70% of CBD sales). In the last 5 years, CBD’s average sales growth was 11.4% and EBITDA growth was 12.0%

76

Comparable multiples	Appendix II

Selected comparable multiples - Refiners and Asphalt producers

Alon, Delek, and Frontier are the companies that best mirror the business of Refinaria (RIPI Opco) and served as a valuation benchmark

Comparable public company analysis - Refiners

	Share price	Market		TEV / EBITDA				Price to earnings
Company	3/23/2007	Cap	TEV	2006A	2007E	2008E	2006A	2007E	2008E
Alon USA	$36.30	$1,699	$2,175	8.7x	6.6x	8.4x	14.4x	10.6x	13.4x
Delek US Holdings	18.77	973	1,158	6.5	6.4	6.3	9.7	10.4	11.1
Frontier Oil	33.08	3,628	3,372	5.5	6.3	6.3	9.8	11.9	12.9
			Average	6.9	6.5	7.0	11.3	11.0	12.5
			Median	6.5	6.4	6.3	9.8	10.6	12.9
			Max	8.7	6.6	8.4	14.4	11.9	13.4
			Min	5.5	6.3	6.3	9.7	10.4	11.1
Notes:    All figures in US$ million unless otherwise noted.
 Market Cap. includes options and in-the-money convertibles.
Source:  Companies information, FactSet and Bloomberg.

IASA valuation was driven by precedent transactions that involved the sale of asphalt producers

Precedent transaction analysis - Asphalt producers

			TEV /	TEV /
Target / Buyer	Date	TEV	LTM EBITDA	LTM Sales
Frehner Construction / Aggregate Industries	5/11/2004	95.8	NA	0.6x
Better Materials Corp. / Hanson Building Materials	7/18/2003	155	7.3x	1.3x
S.E. Johnson / CRH plc	5/16/2003	177	6.3x	0.7x
Kiew it Materials / CSR	10/2/2002	648	8.8x	1.3x
Mount Hope Rock Products / CRH plc	4/30/2001	138	7.3x	1.3x
Northern Ohio Paving and Dolomite Group / CRH plc	6/21/2000	172	5.9x	1.3x
The Shelly Company / CRH plc	2/24/2000	362	5.7x	1.1x
Thompson-McCully / CRH plc	7/12/1999	422	8.0x	1.7x
Dell Contractors and Millington Quarry / CRH plc	7/5/1999	146	5.6x	1.0x
MA Segale - Icon Materials / CRH plc	5/1/1998	60	NA	1.2x
		Mean	6.9x	1.1x
		Median	6.8x	1.2x
		Max	8.8x	1.7x
		Min	5.6x	0.6x
Notes:    All figures in US$ million unless otherwise noted.
CRH plc was previously known as Oldcastle Materials
Source: Companies information, FactSet and Bloomberg.

77

Overview of the industries in which the assessed companies operate	Appendix III

Appendix III

Overview of the industries in which the assessed companies operate

78

Overview of the industries in which the assessed companies operate	Appendix III

Brazilian fuel distribution industry

Ipiranga and Petrobras (BR) are the leading players in the Brazilian fuel distribution market

Changes in the regulatory framework benefited the independent (no brand) players

Summary

■	According to ANP, total consumption of fuel, including diesel, gasoline, and alcohol reached 67 million m3 in 2006

–	Consumption of fuel has reached an average annual growth rate of 1.4% in the last 5 years (0.9% growth for diesel, 1.2% for gasoline, and 6.7% for alcohol)

■
Consumption of the three main fuel products (gasoline, alcohol, and diesel) grows as the number of cars grows. Ethanol-fueled vehicles are expected to post the highest growth rate, due to the large number of flexible fuel (flex-fuel) cars entering the market

■
The fuel distribution industry in Brazil has significant growth potential based on the expected growth of the Brazilian economy, and the relatively high number of inhabitants per car observed in Brazil compared to other countries

■
Foreign players have been relatively conservative in regards to their expansion plans, while some have already exited the country. In contrast, Ipiranga and BR are committed to increase their market share and expand their national footprint

79

Overview of the industries in which the assessed companies operate	Appendix III

Brazilian petrochemical industry

According to ABIQUIM, sales in the Brazilian chemical and petrochemical sector grew 17% between 2000 and 2006, or 2.7% per year

Brazilian market data – 2006
(000 tons)	Total production	Imports	Exports	Total consumption
Olefins	5,298	3	171	5,130
Aromatics	1,531	91	410	1,211
Polyolefins	3,570	402	1,022	2,949
PVC	676	127	51	752
PET	307	173	31	449
Caprolactam	45	7	18	34
Note: Total consumption is an estimate; 2006 figures based on preliminary data
Source:  Braskem 20-F

Comments
■	The Brazilian petrochemical industry is organized into first, second, and third generation producers based on the stage of raw material processing
–	1st generation producers convert naphtha into basic petrochemicals
–	2nd generation producers process basic petrochemicals into intermediate products
–	3rd generation producers transform intermediate products into final products
■	The Brazilian petrochemical industry is the largest in Latin America, but suffers from the lack of integration between businesses and the dependence on imports of raw materials such as naphtha
■	Petrobras and its subsidiaries are attempting to diminish Brazilian dependence on petrochemical imports through investment projects involving petroleum, gas, and naphtha
■
Brazil’s major petrochemical production centers are located in Camaçari, Triunfo, and Cubatão. Two large investment projects are located in Rio de Janeiro (Comperi) and in Pernambuco (Abreu e Lima), with operations expected to begin in 2012

■	According to BMI, the main companies operating in Brazil include Braskem, Copesul, Petroquímica União, Rio Polímeros, Ultrapar, Politeno, and Dow Química

Source:  Braskem 20-F, Business Monitor International

80

Overview of the industries in which the assessed companies operate	Appendix III

Brazilian LPG distribution industry

Summary

■	In 2006, Brazilian LPG market sales totaled 6.5 million tons. 87% was produced in Brazil and the balance was imported

■	Primary use of LPG:

–	Bottled: Cooking (historically around 70% of sales)

–	Bulk: Cooking and heating in shopping malls, hotels, residences, hospitals, and industrial centers

■
Petrobras is responsible for all national production of LPG (87% of national consumption). LPG is transported from Petrobras storage facilities via pipelines and trucks to the LPG distributors, who then sell it in the retail market

■	The market for LPG is considered mature with moderate growth potential, dependent on economic growth (which will lead consumers to substitute firewood for LPG)

■	Market competition is largely based on brand positioning, customer service, and the efficiency of logistics and distribution

Source:  Ultrapar 20-F

Distributors in the market
	2006	2005	2004
Ultragaz	23.9%	24.0%	24.1%
SHV Gas	23.3%	23.4%	20.5%
Liquigás	21.7%	21.8%	21.8%
Butano	18.5%	18.3%	18.7%
Others	12.6%	12.5%	14.9%
Total	100.0%	100.0%	100.0%

Description

■	Ultragaz: Brazil’s market leader in LPG distribution, with over 1.5 million tons delivered in 2006

■	SHV Gas: A distributor controlled by multinational corporation SHV Energy, and operating under the brands “Minasgás” and “Supergasbrás”

■	Liquigás: Acquired by Petrobras from the ENI Group in June 2004; has operated in the Brazilian LPG sector for over 40 years

■	Butano: A Brazilian LPG distributor with over 45 years of market experience

Source:  Ultrapar 20-F

81

Calculation backup	Appendix IV

Appendix IV

Calculation backup

82

Calculation backup	Appendix IV

TEV calculation for selected companies
RIPI Opco			DPPI Opco				IPQ S.A.
Description		Obs.	Description		Obs.	Description		Obs.
EBITDA (R$ million)	1.42	In 2006	TEV (R$ million)	566	TEV DPPI (cash flow pg. 46)	Copesul (R$ million)	5,635	100% Copesul (pg. 51)
R$/US$ average	2.19	2006 average	R$/US$ - report	2.1385	12/31/2006	Copesul (R$ million)	1,660	(1) 29.46% Copesul
EBITDA (US$ million)	0.6	In 2006	TEV (US$ million)	265	(1) TEV DPPI in US$	IPQ Op. (R$ million)	1,452	(2) 100% IPQ Op. (pg. 56)
Multiple	6.5x	Refer to pg. 76	EBITDA (R$ million)	66	EBITDA DPPI	TEV (R$ million)	3,112	TEV IPQ SA (3)=(1)+2
TEV (US$ million)	4		R$/US$ average	2.19	average for 2006
R$/US$ - report	2.1385	12/31/2006	EBITDA (US$ million)	30.1	(2) EBITDA DPPI in US$
TEV (R$ million)	9	TEV RIPI Opco	TEV/ 2006 EBITDA	8.8x	(3) = (2) / (1)

			EBITDA (R$ million)	16.3	EBITDA Isa-Sul 2006
			R$/US$ average	2.19	average for 2006
			EBITDA (US$ million)	7.4	In 2006
			Multiple	8.8x	(3) above
			TEV (US$ million)	65
			R$/US$ - report	2.1385	12/31/2006
			TEV (R$ million)	140	TEV Isa-Sul
			TEV (US$ million)	566
			TEV (R$ million)	706	TEV DPPI Opco

IQ Opco			CBPI Opco
Description			Description	EMCA	IASA	AM/PM	Obs.
EBITDA (R$ million)	20.8	In 2006	EBITDA (R$ million)	3	13.4	32.2	In 2006
R$/US$ average	2.19	2006 average	R$/US$ average	2.19	2.19	2.19	2006 average
EBITDA (US$ million)	9.5	In 2006	EBITDA (US$ million)	1.4	6.1	14.7	In 2006
Multiple	8.6x	Refer to pg. 76	Multiple	6.3x	6.8x	7.5x	Refer to pgs. 75, 77 & 76
TEV (US$ million)	82		TEV (US$ million)	9	42	110
R$/US$ - report	2.1385	12/31/2006	R$/US$ - report	2.1385	2.1385	2.1385	12/31/2006
TEV (R$ million)	176	TEV IQ Opco	TEV (R$ million)	18	89	236	TEV
			Description
			TEV (R$ million)	2,421	TEV CBPI (cash flow pg. 40)
			TEV (R$ million)	18	TEV EMCA
			TEV (R$ million)	89	TEV IASA
			TEV (R$ million)	236	TEV AM/PM
			TEV (R$ million)	2,764	TEV CBPI Opco

83

Calculation backup	Appendix IV

Net debt calculation

Copesul		IPQ
Total debt	358.71	Total debt	865.56
Pension funds	8.85	Pension funds	6.82
Dividends payable	201.75	Dividends payable	17.15
Contingencies	34.46	Contingencies	9.44
Payables to related parties	4.53	Payables to related parties	(7.52)
Cash & equivalents	(303.86)	Cash & equivalents	(21.22)
		(+) 29.46% Copesul net debt	89.69
Net debt/(cash)	304.44	Net debt/(cash)	959.92
Note: All figures in R$ million		Note: All figures in R$ million
Source: Financial statements of Copesul as of December 31, 2006		Source: Financial statements of IPQ as of December 31, 2006

IQ		CBPI
Total debt	7.79	Total debt	677.83
Pension funds	2.18	Pension funds	53.47
Dividends payable	(70.59)	Dividends payable	0
Contingencies	0.87	Contingencies	91.37
Payables to related parties	123.59	Payables to related parties	(36.31)
Cash & equivalents	(4.00)	Cash & equivalents	(157.64)
(+) 92.39% IPQ net debt	886.83	(+) 41.47% IQ net debt	392.61
Net debt/(cash)	946.67	Net debt/(cash)	1,021.33
Note: All figures in R$ million		Note: All figures in R$ million
Source: Financial statements of IQ as of December 31, 2006		Source: Financial statements of CBPI as of December 31, 2006

84

Calculation backup	Appendix IV

Net debt calculation(continued)

DPPI		RIPI
Total debt	60.61	Total debt	0
Pension funds	31.18	Pension funds	39.75
Dividends payable	0	Dividends payable	17.89
Contingencies	3.04	Contingencies	1.37
Payables to related parties	(40.80)	Payables to related parties	27.87
Cash & equivalents	(101.14)	Cash & equivalents	(5.70)
(+) 21.01% CBPI net debt	214.62	(+) 58.53% IQ	554.05
		(+) 11.42% CBPI net debt	116.63
		(+) 7.65% DPPI net debt	12.81
Net debt/(cash)	167.52	Net debt/(cash)	764.67
Note: All figures in R$ million		Note: All figures in R$ million
Source: Financial statements of DPPI as of December 31, 2006		Source: Financial statements of RIPI as of December 31, 2006

Ultrapar
Cash and Marketable securities	(1,070.08)
Long term investments	(547.98)
Short term Loans	102.76
Long term Loans	1,081.85
Debentures	312.79
Dividends	101.38
Pension funds	0
Net debt/(cash)	(19.28)
Note: All figures in R$ million
Source: Financial statements of Ultrapar as of December 31, 2006

85

Calculation backup	Appendix IV

Corporate tax rate (IR+CS)

When applicable, as in the cases of Copesul, CBPI, and DPPI, the projections were based on the average effective corporate tax rate over the past 3 years as shown in the tables that follow. This assumption was validated by the management of the companies in confirmatory due diligence performed by Deutsche Bank

For IPQ, in addition to the company’s historical data, the projections were based on our assessment for companies in this sector. An effective tax rate of 25% for the coming years was considered adequate by the management of IPQ in confirmatory due diligence

Copesul				CBPI				DPPI
	2004A	2005A	2006A		2004A	2005A	2006A		2004A	2005A	2006A
Result before IR/CS1	722	722	822	Result before IR/CS1	231.0	294.3	239.3	Result before IR/CS1	86.1	123.3	92.8
IR/CS	(242)	(231)	(270)	IR/CS	(58.7)	(79.0)	(58.9)	IR/CS	(21.5)	(29.8)	(18.0)
Effective rate	33.5%	31.9%	32.8%	Effective rate	25.4%	26.9%	24.6%	Effective rate	25.0%	24.2%	19.3%
average	32.8%			average	25.6%			average	22.8%

(1) Excludes equity income result				(1) Excludes equity income result				(1) Excludes equituy income result
Values in millions of Reais				Values in millions of Reais				Values in millions of Reais

For Ultrapar, the projections were based on a greater effective tax rate (22%) than the average of the last 3 years (16%). Such assumption is based on Ultrapar’s guidance which reflects a conservative view of expected fiscal incentives for projects located in areas under the influence of ADENE (previously SUDENE)

Ultrapar
	2004A	2005A	2006A
Result before IR/CS1	502.9	329.2	342.5
IR/CS	(81.5)	(49.3)	(61.4)
Effective rate	16.2%	15.0%	17.9%
average	16.4%

(1) Excludes equity income result
Values in millions of Reais

86

Calculation backup	Appendix IV

Capital structure

Our analysis is based on companies that best represent each sector, excluding the companies that, from our point of view, are under-levered or over-levered

Petrochemical				Distribution
The optimal capital structure is estimated as 50% debt, 50% equity				The optimal capital structure is estimated as 40% debt, 60% equity

	Market	Net	Net		Market	Net	Net
Company	Cap[1]	Debt[2]	debt/Cap	Company	Cap[1]	Debt[2]	debt/Cap
Braskem	4,966	4,512	48%	Pantry	1,075	750	41%
Suzano Petroquímica	970	1,541	61%
Petroquímica União	1,137	417	27%			Average	41%
		Average	45%			Median	41%
		Median	48%

Notes:				Notes:
Values in R$ million				Values in R$ million
(1) Market capitalization as of February 28, 2007				(1) Market capitalization as of February 28, 2007
(2) Balance sheet as of December 2006 including minority interest				(2) Balance sheet as of December 2006 including minority interest
Source: Bloomberg, FactSet, and the companies				Source: Bloomberg, FactSet, and Pantry

Ultrapar
Our analysis uses a sub-optimal capital structure of 35% debt, 65% equity, based on the capital structure observed in a sample of companies* that include those with a sub-optimal capital structure, in line with the recent practice by Ultrapar of maintaining low financial leverage

Notes:
(*) For example: petrochemical companies (Braskem, Suzano Petroquimico, Petroquimica União) and gas distributors (Amerigas Partners LP, Ferrellgas Partners LP, Buckeye Partners LP, Enbridge Energy Partners LP, Enterprise Product Partners LP, Kinder Morgan Energy Partners LP, Magellan Midstream Partners LP, Plains All American Pipeline LP, Crosstex Energy LP, Copano Energy LLC)

■
Fuel distribution: considering a capital structure based on the same sample used for the beta, it would result in a 12.7% WACC for CBPI and 12.7% WACC for DPPI. We considered more appropriate to use a more refined sample excluding the companies Casey’s and Alimentation Couche, which have sub-optimal capital structures (less than 20% debt), that resulted in a 12.2% WACC for CBPI and 12.3% WACC for DPPI

■
Petrochemical: considering a capital structure based on the same sample used for the beta, it would result in a 11.7% WACC for Copesul and a 12.0% WACC for IPQ. We considered more appropriate to use a more refined sample excluding the companies Copesul, BASF, and Nova Chemicals, which have sub-optimal capital structures (below 20% debt and above 70% debt), that resulted in a 11.2% WACC for Copesul and 11.8% WACC for IPQ

■
For Ultrapar, we observed the debt to capital ratio of other companies with the same underlying operations as Ultrapar[8], such as for example: petrochemical companies (Braskem, Suzano Petroquimica, Petroquimica União) and LPG distributors (Amerigas Partners LP, Ferrellgas Partners LP, Buckeye Partners LP, Enbridge Energy Partners LP, Enterprise Product Partners LP, Kinder Morgan Energy Partners LP, Magellan Midstream Partners LP, Plains All American Pipeline LP, Crosstex Energy Inc., Crosstex Energy LP, Copano Energy LLC). We have not excluded companies whose capital structure were sub-optimal in line with Ultrapar’s management preference for a low financial leverage

8 For example, the average of the betas of the referenced companies is 0.53, below the beta of 0.64 implicit for Ultrapar under the utilized assumptions (pg. 24). We consider the observed beta for Ultrapar to be more appropriate than the average of the comparable companies within similar operations. The betas for each company are: Braskem (0.76), Suzano Petroquimica (0.36), Petroquimica União (0.42), Amerigas Partners LP (0.24), Ferrellgas Partners LP (0.11), Buckeye Partners LP (0.42), Enbridge Energy Partners LP (0.32), Enterprise Product Partners LP (0.54), Kinder Morgan Energy Partners LP (0.34), Magellan idstream Partners LP (0.51), Plains All American Pipeline (0.47), Crosstex Energy Inc. (0.69), Crosstex Energy LP (0.42), Copano Energy LLC (0.44). (source: Bloomberg)

87

Calculation backup	Appendix IV

Brazilian fuel market

The volume of fuel (alcohol and gasoline only) was calculated by multiplying the number of cars in Brazil (based in the regression of number of cars versus the GDP per capita) by the estimated average consumption of fuel for each type of vehicle

The average fuel consumption was estimated to be approximately 1.23 m3/year for gasoline-based vehicles, and approximately 1.75m3/year for vehicles that consume alcohol, based on the different energy content of alcohol and gasoline

88

Calculation backup	Appendix IV

Capital expenditure – CBPI cash flow

(in millions of Reais unless otherwise indicated)	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E
a) Total investments by the company	304.2	288.9	357.9	429.3	498.2	449.4	486.7	554.3	611.8	626.0
a.1) Fixed assets (50%)	152.1	144.5	178.9	214.6	249.1	224.7	243.3	277.1	305.9	313.0	Graph pg. 44
a.2) Financing to clients1 (50%)	152.1	144.5	178.9	214.6	249.1	224.7	243.3	277.1	305.9	313.0

b) Repayment of financing to clients[2]	144.9	147.3	147.2	158.5	179.3	214.2	229.5	239.0	248.4	275.5
(a) - (b) = c) CBPI Investments (R$ million)	159.3	141.6	210.7	270.8	318.8	235.1	257.2	315.2	363.4	350.6
c) CBPI Investments (US$ million)	73.7	63.2	91.3	115.7	134.2	97.6	105.2	127.0	144.3	137.2	DCF pg. 40

Notes:	(1) Assumes that CBPI finances investments to clients over an average of 3 years
(2) Repayment of principal included in other operating income (included in EBIT)

The Discounted Cash Flow depicted on page 40 of this Report is in US dollar in contrast to the chart on page 44 that is in Brazilian Reais

In general, all investments in the distribution network are equally shared between CBPI and the dealer (owner of the point of sale, or the “Client”). CBPI is responsible for 50% (fifty percent) of all capital expenditures, which are capitalized on the company’s balance sheet. The other 50% (fifty percent) of expenditures are the Clients’ responsibilities who pay for it through a financing line from CBPI, which is amortized over 3 years

CBPI’s cash outflow depicted in the Discounted Cash Flow is, therefore, 100% (one hundred percent) of the annual investments in the distribution network in each year (item “a” above) minus the Client’s repayments of financing relative to previous years investments (item “b” above)

89

Calculation backup	Appendix IV

Capital expenditure – DPPI cash flow

(in millions of Reais unless otherwise indicated)	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E
a) Total investments by the company	49.0	42.8	45.7	47.6	42.8	53.6	53.4	55.5	57.0	51.3
a.1) Fixed assets (50%)	24.5	21.4	22.9	23.8	21.4	26.8	26.7	27.7	28.5	25.7	Graph pg. 49
a.2) Financing to clients1 (50%)	24.5	21.4	22.9	23.8	21.4	26.8	26.7	27.7	28.5	25.7

b) Repayment of financing to clients[2]	17.6	25.8	32.9	22.9	22.7	22.7	24.0	25.0	27.1	27.6
(a) - (b) = c) DPPI Investments (R$ million)	31.4	17.0	12.8	24.6	20.1	30.9	29.4	30.5	29.9	23.7
c) DPPI Investments (US$ million)	14.5	7.6	5.6	10.5	8.5	12.8	12.0	12.3	11.9	9.3	DCF pg. 46

Notes:	(1) Assumes that CBPI finances investments to clients over an average of 3 years
(2) Repayment of principal included in other operating income (included in EBIT)

The Discounted Cash Flow depicted on page 46 of this Report is in US dollar in contrast to the chart on page 49 that is in Brazilian Reais

In general, all investments in the distribution network are equally shared between CBPI and the dealer (owner of the point of sale, or the “Client”). CBPI is responsible for 50% (fifty percent) of all capital expenditures, which are capitalized on the company’s balance sheet. The other 50% (fifty percent) of expenditures are the Clients’ responsibilities who pay for it through a financing line from CBPI, which is amortized over 3 years

CBPI’s cash outflow depicted in the Discounted Cash Flow is, therefore, 100% (one hundred percent) of the annual investments in the distribution network in each year (item “a” above) minus the Client’s repayments of financing relative to previous years investments (item “b” above)

90

Other relevant information	Appendix V

Appendix V

Other relevant information

91

Other relevant information	Appendix V

Mr. José Manuel Magro – external consultant

Mr. José Manuel Magro was hired by Ultra to advise on the analysis of the Brazilian fuel market and on the analysis of CBPI and DPPI’s operations

■
Mr. José Manuel Magro has a BBA from Fundação Getulio Vargas (RJ), got a postgraduate degree in International Marketing at INSEAD – France and earned his MBA in Marketing from a joint program ESPM Brazil / University of California Riverside, US

■
Mr. José Manuel Magro has worked for over 18 years at the Shell group. Mr. José Manuel Magro joined Shell in Brasil in 1981 in the Lubricants Planning division, which was followed by assignments in Operations, Aviation business and Marketing divisions

■	In 1989, Mr. José Manuel Magro joined Shell Portugal as Marketing and Automotive Fuels Retail Director where he was responsible for the start-up of the Automotive division of Shell in Spain

■
In 1994, Mr. José Manuel Magro became the Marketing Coordinator for Shell’s International Automotive Retail division based in London, England. He also represented Shell’s shareholder to oversee the investments in the automotive retail businesses in South Europe and Latin America, especially in Italy, Spain, Portugal, Brazil, Chile and Argentina. Mr. José Manuel Magro assisted Group to launch and international policy for pricing fuels, the customer loyalty program “Smart” and the “Select” convenience store business

■
In 1997, Mr. José Manuel Magro returned to Shell Brasil as Director for the Automotive Fuels Retail Marketing division responsible for the development and management of the Brazilian retail network that reached 3,200 retail sites and over 300 convenience stores

■
At the end of 1999, Mr. José Manuel Magro left Shell to become the Marketing Vice President of TAM, a Brazilian airline carrier, where he launched the loyalty program “Fidelidade” and the partnerships with American Airlines and Air France

■
In 2002, Mr. José Manuel Magro joined the British global communication group WPP where he covered oil companies. He was part of the Global team responsible for the development of British Petroleum (“BP”) brand. Also in 2002, Mr. José Manuel Magro became the CEO of the advertising agency Red Cell Brazil/ 141 Worldwide

■	In 2006, Mr. José Manuel Magro became Young & Rubicam’s Vice President, the largest Brazilian advertising agency whose main clients include TAM, Casas Bahia, VIVO, Danone, Bradesco and Chevron/Texaco

92

Description of capital expenditure – CBPI

	Comments	NOPLAT growth versus Reinvestment rate
The capex in perpetuity adds value to CBPI as the ROC is higher than the WACC
■ Investments in perpetuity add value to CBPI
–  In perpetuity, the normalized free cash flow to the Firm is 11.5% higher than the cash flow in the last year of the projections despite capex being higher than depreciation
–  The reinvestment rate in perpetuity is 45% lower than the average reinvestment rate over the projection period
–  The Return on Capital (“ROC”) in perpetuity is 29.6%, therefore higher than the cost of capital
–  ROC = growth rate divided by the reinvestment rate

■ CBPI’s free cash flow in perpetuity has been normalized[9] to serve as base for the calculation of CBPI’s terminal value because the company in the end of the projections is not considered mature yet
–  During the projections, NOPLAT growth fluctuates reflecting the company is not mature yet. Accordingly, the reinvestment rate also fluctuates
–  Assumes an annual 3% growth in volumes for CBPI to maintain its market share
–  Capex was estimated based on the expected number of gas stations required to sell the estimated volume of fuels
–  opening of 164 new gas stations to sell the extra fuel being distributed
–  renovating about 850 stations (equal to 20% of the base in the last year of the projections)
–  Repayment of client financing is sufficient to finance clients’ future capex

■  In perpetuity, capex is  greater than depreciation
–  In this case, the growth in perpetuity requires substantial investments
–  Depreciation is not adjusted for inflation as the investments are
–  The projection is not sufficiently long to reach the expected maturity of the market in the terminal year

■  There are precedents in literature and in the Brazilian market
–  Copeland stated that estimating cash flow in perpetuity should reflect expectations of the evolution of the business and the sector[10]
–  This assumption is validated by Damodaran[11]
–  The Valuation Report for Ferronorte, Ferroban and ALL is based on Gordon’s Growth Model in the final year of projections, in which capex was expected to be greater than depreciation

■  Part of CBPI’s investments is not CBPI’s capex (and does not incorporate CBPI’s asset base), but it also incorporate Clients net financing (refer to pg. 89 and 94)
CBPI’s Reinvestment rate
(9) We believe it was inappropriate to perpetuate the last cash flow of the projections as CBPI has not yet reached its maturity at that point.
(10) “Estimating the continuing value parameters should be an integral part of the forecasting process. The continuing value parameters should reflect a coherent forecast for the long term economic situation of the company and its industry” from Valuation: measuring and managing the value of companies. Copelland, Tom. Koller, Tim. Murrin, Jack (McKinsey and Company). John Willey and Sons, USA, 3rd edition, pg 277.
(11) The dark side of valuation: valuing old tech, new tech, and new economy companies, de Aswath Damodaran, pgs. 199 e 207.

93

Description of capital expenditure – CBPI(continued)

Reinvestment rate versus Sales volume growth	Capex versus Depreciation

■The hypothetical example above demonstrates that in years 10 and 11, when the company is in equilibrium and investing at the same rate as depreciation, there is a difference between capex and depreciation
■ The difference results from the monetary adjustment in assets value vis-a-vis the linear depreciation of assets (which is not adjusted for inflation)
Note: Values above are in nominal terms for illustrative purpose only

Note: Sales volume growth should not be compared with the “g” in Gordon’s growth model which corresponds to the growth of the free cash flow to the firm

94

Considerations regarding AM/PM valuation

■	As usual in valuation exercises, we have used the DCF method for the most relevant companies that were part of the Ipiranga Group

–	We have used the DCF method to value Copesul, IPQ, CBPI Opco and DPPI Opco, which represents approximately 90% of the value of the Ipiranga Group

–
 The other companies[12] being evaluated were valued based on multiples because the preparation of projections would be subject to a high level of imprecision and wouldn’t improve the quality of the analysis

■	We considered inappropriate to value AM/PM based on the DCF analysis

–	The projected cash flow would be subject to significant imprecision that wouldn’t improve the conclusions from the analysis

–
 A valuation based on DCF assumes the company is able to independently execute its business plan in order to maximize its value. This assumption is incorrect for AM/PM as its operations are directly dependent on CBPI’s strategy on fuels distribution[13]

–
Forecasts for AM/PM would be based on arbitrary assumptions that would be difficult to justify, as for example, estimating the number of CBPI’s clients that would be interested in opening an AM/PM store in their gas stations[14] and how this additional AM/PM store would impact the consolidated margins. The valuation based on CBD’s multiple avoided using such speculative assumptions about AM/PM business plan and therefore was the best estimate of AM/PM’s value

■
The quality of the valuation based on multiples depends on the quality of the sample[15] and not on its size. The quality of the valuation analysis based on multiples depends on the similarities of the companies in the sample and the company being assessed. We have analyzed the companies that could potentially be included in the sample and we have selected those that in our opinion would be a good benchmark for the valuation of AM/PM

■
AM/PM’s valuation was based on CBD multiples because CBD is the Brazilian company that best reflects AM/PM’s business plan. CBD has been selected[16] as the best benchmark of value given its business profile, the characteristics of the products being sold, its growth profile and margins

■
Historical growth rates reflect Ipiranga’s strategy to launch AM/PM stores primarily on Ipiranga’s own gas stations and in the best locations available in the network. In the future, we expect growth rates to be lower given that AM/PM’s growth strategy and market positioning are limited to the gas station network, the desire and viability of opening AM/PM stores, and the Ipiranga Group and the clients agreeing on opening stores

(12) Specifically, AM/PM represents approximately 6% of CBPI’s value.

(13) AM/PM is not able to independently outline and execute a plan to maximize sales and improve profitability, but rather, AM/PM is part of CBPI which in turn is focused on the business of distributing fuel, and therefore increase the Ipiranga’s brand recognition. AM/PM does not operate in a captive market as AM/PM potential clients can acquire their products in other locations such as supermarkets (CBD), other gas stations (within the network or not), and other types of stores such as restaurants, coffee shops, etc.

(14) Expanding the AM/PM network is not an exclusive decision of the Ipiranga Group, and therefore is not solely based on Ipiranga Group’s economic perspective. Opening an AM/PM store depends on client and Ipiranga to agreeing on opening a store. Note that the client is not obliged to open an AM/PM store, but rather, the Client could open any other convenience store in their gas stations. In addition, not all the gas stations are ready to the opening of an AM/PM store, which is subject to certain criteria such as location and space among others.

 (15) Deutsche Bank did not consider correct to compare AM/PM to apparel stores such as Renner, internet based Submarino, department stores or any other retailer focused on selling toys or electronics

 (16) Naturally, other companies were considered to be incorporated into the sample, however we understand CBD is the best benchmark of value comparable to AM/PM. Adding more companies to the sample just for the sake of increasing the number of companies in the sample would not improve the quality of the analysis nor the conclusions, but it would compromise the conclusions of the analysis.

95

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 9, 2007
ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Public Offer Notices and Valuation Report – October 9, 2007)